
11007268


RELM
WIRELESS

RELM Wireless Corporation

2010 Annual Report

9600 BAUD
TRUNKING
APCO P25

Evolution of the KNG Series

KNG Portable

T3 T2

9600 BAUD
TRUNKING
APCO P25

P25 Trunking Available on All KNG Models

KNG Mobile

KNG Repeater

KNG Base Station

KNG Portables
KNG-P150 T3, T2: VHF 136-174 MHz
KNG-P400 T3, T2: UHF 380-470 MHz
KNG-P500 T3, T2: UHF 450-520 MHz
KNG-P800 T3, T2: UHF 700/800 MHz

KNG Mobiles
KNG-M150: VHF 136-174 MHz
KNG-M400: UHF 380-470 MHz
KNG-M500: UHF 450-520 MHz
KNG-M800: UHF 700/800 MHz

KNG Base Stations
KNG-B150: VHF 136-174 MHz
KNG-B400: UHF 380-470 MHz
KNG-B500: UHF 450-520 MHz
KNG-B800: UHF 700/800 MHz

KNG Repeaters
KNG-R150: VHF 136-174 MHz
KNG-R400: UHF 380-470 MHz
KNG-R500: UHF 450-520 MHz
KNG-R800: UHF 700/800 MHz

2010 Letter to Shareholders

................New Products ....Profits ....Growth

I ended last year's message with the statement "2010 is all about... getting it done...with all the right pieces coming together and driving RELM to new heights"

Well, as you know the planned growth didn't happen in 2010. We fell short and we are all greatly disappointed.

......The Year in Summary ....

The year started strong with a record setting ***First Quarter*** Bookings performance of **$9.4 million.** At this point with such a quick start the year was looking pretty promising. The ***Third Quarter*** also exhibited a solid Bookings surge finishing at **$9.8 million**, but Bookings were surprisingly depressed in the **Second Quarter** so success or failure hinged on the ***Fourth Quarter*** performance.

The ***first three quarters*** of the year ***were profitable***, contributing to our ***consecutive streak of six quarters*** since 2008.

The Fourth Quarter had to be profitable for the year to be a success... and it wasn't ...anything less than Profit and Growth is failure.

2010 did produce some milestone events...

The new **KNG Mobile Series** was launched in the **VHF and UHF** frequency bands. We believe this product line will be a winner with its ***sleek design, feature-rich*** capability and a programmable ***'Industry-First' touch screen***. This ***P-25 Trunking product line*** is offered in ***low (50watt)*** and ***high (110watt)*** power options and with a ***remote-mount user friendly interface.***

Introduction of a ***700/800 MHz mobile*** later this year will ***complete our KNG Mobile line*** of products and ***result*** in a ***complementary*** line of portable **Base Stations** and **Repeaters** utilizing this platform.

RELM's mobile offerings will number ***twelve Digital P-25 products*** addressing more **Mission Critical Public Safety markets** compared with the two mobiles that we offered before the introduction of the **KNG line** of products.

Please remember ...one of our ***major objectives*** is to ***increase*** the ***Revenue contribution level*** of our ***Mobile radios versus our World Class portable radios.***

The next major development of 2010 was the introduction of **RELM's P-25 Trunking** in September. The entire ***KNG product line*** now has this powerful capability... ***a product line that now totals over 45 products.*** This capability opens up a huge swath of the market that was previously closed to **RELM's** conventional product line.

In many respects the market leaders were able to grow because of this capability, albeit this was accomplished by the marketing of proprietary, closed trunked systems, which locked-in customers and blocked competition.



P-25 Trunking is ***open and supports the Mission Critical requirement of Interoperability***. In fact **RELM's** commitment to ***Interoperability*** is unique in the market for we do not have or support competing techniques like so many of our competitors. We want ***our company to carry the Banner of Interoperability!!!***

I believe the development of this ***key capability*** will be the ***'Stimulus'*** to grow this ***expansive KNG line*** of products and drive the top line!!! We are showcasingit more and more in an expanded addressable market.

How is RELM different Today ...from yesterday?

RELM has been a work in progress over the years; introducing our ***first P-25 Digital products in 2003, growing*** the company to ***$32 million in 2006, attaining 5 consecutive years of profits*** and growth in the Public Safety sector while navigating through the downturn in 2008. We did this on the strength of ***three Digital P-25*** products addressing one 'sliver' of the Land Mobile Radio market ...***The VHF sliver.***
RELM invested those profits into the new ***KNG line*** of ***Portables, Mobiles, Base Stations and Repeaters*** addressing the needs of more **Public Safety end-users** and expanding our addressable markets.
Today **RELM** has a much stronger presence in the **Mission Critical Public Safety Federal, State and Local markets.**
RELM also stays true to its core values of ***Total Quality***, ***Listening*** to the customer and creating a ***user-friendly responsive environment*** for our customers. In fact we offer **RELM** as a work-bench of communication solutions to our customers.
RELM's ***Formula for success*** encompasses ***developing and owning our Technology*** so we can ***control our costs*** offering ***greater value*** to our customers at a ***fair price,*** but delivering great ***operating margins*** that equate into ***profitable performance*** and a ***strong balance sheet***.

So the **RELM** ***of today*** has a much ***stronger Technological platform of Hardware and Software solutions*** from which to cast a larger ***'net of products'*** into the market and win!!!
I can't help but feel our ***Technological value is much greater than what our current stock price reflects!!***

The Way Forward ...The Obstacles and Opportunities.

The end game is winning ...growing the revenue line. All of these great new products are for naught unless we win!!!

The obstacles are ... Reluctance of a buyer to deviate from the market leaders after investing in their infrastructure, infrastructure that **RELM** does not supply.
...Time ... The buying cycles of our Federal, State and Local target customers are long and arduous.
... Funding... Government funding is unpredictable.
... New Entry ... As exciting as this recent development of ***P-25 Trunking*** is, we are late to market and are busy qualifying our solution on our competitors systems. ***The good news is*** our products are now proven on four of these systems and we have submitted the paperwork to be an official interoperable source on the ***Department of Homeland's database of qualified technology***. This means end-user agencies who receive Federal grant money can use those funds to purchase **RELM** equipment.

Is it Possible …?

Our long term goals are to capture ***5% market share*** of the targeted markets of ***VHF, UHF, and 700/800 MHz Public Safety***.

Is this possible?…I believe it is!!!

Most of our revenue historically has been captured from the ***VHF component of the L.M.R. industry***. With the new expansive line of ***KNG world-class high-spec products*** now also offered in ***UHF and 700/800 frequency bands*** along with ***the P-25 Trunking feature,*** the ***goal of penetrating these markets can be realized***. It will not be easy!!!! We will have to work creatively and hard and get the ***RELM value proposition*** in front of these customers and solve their communication problems with our solutions. It will not happen overnight, but ***I see a day where all these world class products are contributing at the 2006 VHF level for all of our target markets!!!***

How will RELM succeed?

Our definition of success is Revenue Growth and Growing Profits.

The development of ***P-25 Trunking*** will elevate **RELM's** status in the customer's eyes.

RELM has great customer relationships with its legacy customers specifically the Department of Interior and the Forest Service. **RELM's** new ***P-25 Trunking*** solution supports their ***stated objective of migrating onto P-25 statewide systems.***

RELM's new products support new Federal customer targets like the Department of Homeland Security, the Department of Justice and the Department of Treasury who plan to ***utilize the Integrated Wireless Network or IWN***.

RELM has had some success over the ***last two years penetrating the U. S. Army*** with its new ***KNG portable and repeater lines***. ***P-25 Trunking*** will support our strategy in expanding our products into ***other military initiatives*** like the **Army Base Radio Program** and the **Navy SPAWAR program.**

Although **RELM** has had some great examples of State and Local success, specifically in California where we ***generated $20 million*** in revenue over a seven year period, with the addition of ***P-25 Trunking, we believe the State and Local potential could exceed that of our Federal potential***.

The competition will not stand idly by. They are imbedded and will defend their positions fiercely. Because of the P-25 mandate of interoperability and **RELM's** expanded range of products with **P-25 Trunking** capability, **RELM's** value proposition of greater value at a fair price can resonate with the customer. Other key components of the **RELM** message include the fact that ***our products are made in the U.S.A.*** and we ***qualify for small business set-asides***. The reality that **RELM** faces every day is to fight this uphill battle connecting and convincing the customer of our superior value. Time is required for these new products and solutions to seed the market and produce the required results. These obstacles are challenges for which **RELM** Management ***develops solutions and strives to attain the desired results...sales and profit growth***. The formula is one of owning our technology which controls our cost and yields our industry-leading margins, and ensures profitability. ***We believe we are on the cusp of obtaining the breakthrough wins that will not only realize our goals, but surpass them.***

Thank you, as always, for your loyal support and continued faith in your company, ***RELM Wireless Corporation***.



David P. Storey
President/C.E.O.
RELM Wireless Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

RELM WIRELESS CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	**000-07336**	**59-3486297**
(State of other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

7100 Technology Drive
West Melbourne, Florida 32904
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (321) 984-1414

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of each Exchange on Which Registered
Common Stock, par value $.60	NYSE Amex LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant on June 30, 2010, based on the closing price of such stock on the NYSE Amex on such date, was $24,956,489.

As of February 25, 2011, 13,508,815 shares of the registrant's Common Stock were outstanding.

Documents Incorporated by Reference: Portions of the registrant's definitive proxy statement for its 2011 annual stockholders' meeting are incorporated by reference in Part II (Item 5(d)) and in Part III (Items 10-14) of this report. The registrant's definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after December 31, 2010.

TABLE OF CONTENTS

PART I

Item 1. Business.

General

RELM Wireless Corporation (RELM) provides two-way radio communications equipment of the highest quality and reliability.

In business for over 63 years, RELM (NYSE Amex: RWC) designs, manufactures and markets wireless communications products consisting of two-way land mobile radios, repeaters, base stations, and related components and subsystems. Two-way land mobile radios can be units that are hand-held (portable) or installed in vehicles (mobile). Repeaters expand the range of two-way land mobile radios, enabling them to operate over a wider area. Base station components and subsystems are installed at radio transmitter sites to improve performance by enhancing the signal and reducing or eliminating signal interference and enabling the use of one antenna for both transmission and reception. We employ both analog and digital technologies in our products. Our digital technology is compliant with the Project 25 standard of the Association of Public Communications Officials (APCO Project 25, or P-25). Our P-25 digital products and our analog products function in the VHF (136MHz – 174MHz), UHF (380MHz – 470MHz, 450MHz – 520MHz) and 800 MHz bands.

We offer products under two brand names: BK Radio and RELM. Generally, BK Radio-branded products serve the government and public safety market, while RELM-branded products serve the business and industrial market.

BK Radio-branded products consist of high-specification land-mobile radio equipment for professional radio users primarily in government and public safety applications. These products have more extensive features and capabilities than those offered in the RELM and RELM/BK lines. Our P-25 digital products are marketed under the BK Radio brand, which includes the next-generation KNG product line that was launched in 2008 and is currently being expanded.

RELM-branded products provide basic, inexpensive, yet feature-rich and reliable, two-way communications for commercial and industrial concerns, such as hotels, construction firms, schools, and transportation services. Typically these users are not radio professionals, and require easy, fast and inexpensive communication among a defined group of users.

We provide superior products and value to a wide array of customers with demanding requirements; including, for example, emergency, public safety, homeland security and military customers of federal and state government agencies, as well as various commercial enterprises. Our two-way radio products excel in applications with harsh and hazardous conditions. They offer high-specification performance, durability and reliability at a low cost relative to comparable offerings.

Our principal executive offices are located at 7100 Technology Drive, West Melbourne, Florida 32904 and the telephone number is (321) 984-1414.

Available Information

Our Internet website address is www.relm.com. We make available on our Internet website free of charge our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports as soon as practicable after we electronically file and/or furnish such material with or to the Securities and Exchange Commission. In addition, our Code of Business Conduct and Ethics, Audit Committee Charter and Corporate Governance Guidelines are available at our website. The information contained on our website is not incorporated by reference in this report. A copy of any of these materials also may be obtained, free of charge, upon request from our investor relations department.

Significant Events of 2010 and 2011

In February 2011, we announced the successful completion of P25 interoperability tests on P25 Trunking Infrastructure provided by Tait and EADS corporations. Testing was completed on the TaitNet P25 / EADS COR P25 Network at Tait Electronics' Teltest Laboratories facility in Houston, TX. Teltest is recognized by the U.S. Department of Homeland Security to conduct P25 interoperability testing as part of the P25 Compliance Assessment Program (CAP). In November and March 2010, we also announced the successful completion of P25 interoperability tests on Motorola's and EF Johnson's P25 Infrastructure. All of this testing was conducted as part of the formal P25 Compliance Assessment Program (CAP). The P25 CAP is a result of legislation passed by the U.S. Congress to improve communication interoperability for first responders and is a partnership of the Department of Homeland Security's (DHS) Command, Control and Interoperability Division, the National Institute of Standards and Technology, radio equipment manufacturers, and the emergency response community. The P25 CAP establishes a process for ensuring that equipment complies with P25 standards and is capable of interoperating across manufacturers.

In January 2011, our newest P25 digital mobile radios, the BK Radio KNG M400 and M500, received equipment authorization from the Federal Communications Commission (FCC) for use in the United States. The KNG M400 and M500 provide interoperability under APCO Project 25.

In January 2011, we received a $1.5 million contract order from the U.S. Department of Agriculture Forest Service (USFS) for portable and mobile radio units. The order, which includes our D-Series digital P-25 radios, will be fulfilled through the first quarter of 2011.

In November 2010, we received a blanket purchase agreement (BPA) from the U.S. Navy. This BPA includes our trunked KNG portable radios, mobile radios, repeaters and related accessories, operating in the VHF, UHF and 700/800MHz frequency bands. The BPA has a maximum value of $5.5 million, with a term that commenced on October 28, 2010 and expires on October 27, 2015. The BPA does not specify purchase dates or quantities of equipment.

In October 2010, we amended our revolving credit facility with Silicon Valley Bank (SVB). Among other changes, the maximum borrowing availability was increased to $5.0 million from $3.5 million, the maturity date was extended to December 31, 2012, and the variable rate at which borrowings bear interest was reduced to prime rate plus 50 basis points.

In September 2010, we introduced the first trunked versions of our KNG-line of digital P-25 radio models. Trunked units were then immediately available in the VHF, UHF and 700-800 MHz frequencies. These products expand our addressable market and enable us to compete for a wider range of opportunities.

In August and September 2010, we received orders totaling approximately $4.3 million from several different branches of the U. S. Military, of which approximately $2.7 million was for our new P25 trunked portable and mobile radios. These orders included products for all the major frequencies; VHF, UHF and 800MHz.

In July 2010, our KNG M150 mobile radio received equipment authorization from the FCC for use in the United States. The KNG M150 provides interoperability under APCO Project 25.

In April 2010, we were awarded a contract from the USFS to service and repair our two-way land mobile radios. The initial period of the contract is one year, which commenced on April 16, 2010, and may be extended for up to four additional one-year periods. The estimated maximum value of the contract is $500,000 but may vary depending on the agency's needs. The contract provides for service on an as-needed and when-needed basis.

In April 2010, we were selected as one of several suppliers of P25 digital two-way radio subscriber equipment to the City of Phoenix, AZ. The initial period of the contract spans five years, which commenced on March 15, 2010, and may be extended for up to five additional one-year periods. The estimated total value of the initial contract period is $6 million, but may be higher or lower depending on the city's needs and budgets. The contract did not specify purchase dates or quantities of equipment from any particular supplier.

In February 2010, we received an order totaling approximately $6.6 million from the USFS for our D-Series digital P25 portable and mobile radios. We fulfilled this order during the first and second quarter of 2010.

Industry Overview

Land mobile radio (LMR) communications consist of hand-held (portable) and mobile (vehicle mounted) two-way radios commonly used by the public safety sector (e.g., police, fire, and emergency responders), commercial business concerns (e.g., corporate disaster recovery, hotels, airports, farms, transportation service providers, and construction firms), and government agencies within the United States and abroad. LMR systems are constructed to meet an organization's specific communication needs. The cost of a complete system can vary widely depending on the size and configuration. Likewise, the cost of radio sets can range from under $200 for a basic analog portable, to thousands of dollars for a fully featured P-25 digital unit. Typically, there are no recurring airtime usage charges. Accordingly, LMR usage patterns are considerably different from those for cellular and other wireless communications tools. LMR usage is characterized by frequent calls of short duration. A typical user may transmit and receive 20 to 50 calls per day, with most calls lasting less than 30 seconds. The average useful life of a unit can vary, depending upon the application in which the unit is deployed and its handling.

LMR systems are the most widely-used and longest-used form of wireless dispatch communications in the United States, having been first placed in service in 1921. LMR was initially used almost exclusively by law enforcement, and all radio communications were transmitted in an analog format. Analog transmissions typically consist of a voice or other signal modulated directly onto a continuous radio carrier wave. Over time, advances in technology decreased the cost of LMR products and increased its popularity and usage by businesses and other agencies. To respond to the growing usage, additional radio frequency spectrum was allocated by the Federal Communications Commission (FCC) for LMR use.

In recent years the LMR industry has typically been characterized by slow growth, reflecting several factors:

- LMR is a mature industry, having been in existence for almost 90 years;
- some LMR users are in mature industry segments that have experienced slow growth rates; and
- most significantly, growth has been hampered by the lack of available radio frequency spectrum, which has prevented existing users from expanding their systems and hindered efforts of many potential new users from obtaining licenses for new systems.

Years ago, as a result of the limited spectrum availability, the FCC mandated that new LMR equipment utilize technology that is more spectrum-efficient. This effectively meant that the industry had to migrate to digital technology. Responding to the mandate, the Association of Public Safety Communications Officials (APCO), in concert with several LMR manufacturers, including RELM, recommended a standard for digital LMR devices that would meet the FCC spectrum-efficiency requirements and provide solutions to several problems experienced primarily by public safety users. The standard is called Project 25. The primary objectives of Project 25 are to: i) allow effective and reliable communication among users of compliant equipment, regardless of its manufacturer, known as interoperability, ii) maximize radio spectrum efficiency, and iii) promote competition among LMR providers through an open system architecture.

Although the FCC does not require public safety agencies or any radio users to purchase P-25 equipment or otherwise adopt the standard, compliance with the standard is a primary consideration for government and public safety purchasers. Accordingly, although LMR spending for many federal government agencies increased slightly during 2010 following declines in 2009 and 2008, we anticipate that demand for P-25 equipment will steadily and meaningfully increase and ultimately fuel LMR market growth as users upgrade equipment to achieve interoperability and comply with the FCC mandate. Presently, the migration to P-25 equipment is primarily limited to government and public safety agencies. Radio users in the business and industrial market continue to utilize predominantly analog LMR products.

By some estimates, the North American LMR market for infrastructure and subscriber units is approximately $5 billion in annual sales. Presently, the market is dominated by one supplier, Motorola Solutions, Inc. However, the open architecture of the P-25 standard is designed to eliminate the ability of one or more suppliers to lockout competitors. Formerly, because of proprietary characteristics incorporated in many analog LMR systems, a customer was effectively precluded from purchasing additional LMR products from a supplier other than the initial supplier of the system. Additionally, the system infrastructure technology was prohibitive for smaller suppliers to develop. P-25 provides an environment in which users will increasingly have a wider selection of LMR suppliers, including smaller suppliers such as RELM.

Description of Products

We design, manufacture, and market wireless communications equipment consisting of two-way land mobile radios, repeaters, base stations, and related components and subsystems. We do not provide complete, integrated, communications systems and infrastructure. Two-way land mobile radios can be units that are hand-held (portable) or installed in vehicles (mobile). Repeaters expand the range of two-way land mobile radios, enabling them to communicate over a wider area. Base station components and subsystems are installed at radio transmitter sites to improve performance by enhancing the signal, reducing or eliminating signal interference and enabling the use of one antenna for both transmission and reception.

We employ both analog and digital technologies in our products. Our digital products are compliant with P-25 specifications. Our P-25 digital products and our analog products function in the VHF (136MHz – 174MHz), UHF (380MHz – 470MHz, 450MHz – 520MHz) and 800 MHz bands.

Description of Markets

Government and Public Safety Market

The government and public safety market includes the military, fire, rescue, law enforcement, homeland security and emergency responder personnel. In most instances, BK Radio-branded products serve this market and are sold either directly to end-users, or through two-way communications dealers. Government and public safety sales represented approximately 92%, 94% and 86% of our total sales for 2010, 2009 and 2008, respectively.

Government and public safety users currently use products that employ either P-25 digital or analog technology. However, public safety users in federal, state and local government agencies and certain other countries are migrating at an increasing rate to digital P-25 products. The evolution of the standard and compliant digital products is explained in the **Industry Overview** section starting on page 2 of this report.

Business and Industrial Market

This market includes enterprises of all sizes that require fast and affordable, push-to-talk communication among a discrete group of users such as corporate disaster recovery, hotels, construction firms, schools, and transportation service providers. Users in this market continue to predominantly utilize analog products. We offer products to this market under the RELM brand name. Our sales in this market may be direct to end-users or to dealers and distributors who then resell the products. Our sales to this market represented approximately 8%, 6% and 14% of our total sales for 2010, 2009 and 2008, respectively.

Engineering, Research and Development

Our engineering and product development activities are conducted by a team of 20 employees combined with contract engineering resources. Their primary development focus is the design of our line of next generation P-25 digital products, the KNG Series, and related capabilities. The first models in the KNG line were introduced in 2008 and are included on our primary federal contract vehicles. Subsequently we added UHF and 800MHz products, as well as P-25 trunking in 2010.

Our first P-25 digital product, named the DPH, was introduced to the market in 2003. Shortly thereafter, the DPH was added to the contract to supply agencies of the U.S. Department of Interior with digital two-way communications equipment.

A segment of our engineering team is responsible for product specifications based on customer requirements and supervising quality assurance activities. They also have primary responsibility for applied engineering, production engineering and the specification compliance of contract manufacturers.

For 2010, 2009 and 2008, our engineering and development expenses were approximately $4.9 million, $3.6 million and $4.5 million, respectively.

Intellectual Property

We presently have no United States patents in force. We hold several trademarks related to the names "RELM" and "BK Radio" and certain product names. We also rely on trade secret laws and employee and third party non-disclosure agreements to protect our intellectual property rights.

Manufacturing and Raw Materials

Our manufacturing strategy is to utilize the highest quality and most cost effective resources available for every aspect of our manufacturing. Consistent with that strategy, for many years we have successfully utilized outside contract arrangements for different segments of our manufacturing operations. These arrangements, some of which are with offshore concerns, have been managed and updated to meet our present requirements, and they continue to be instrumental in controlling our product costs, allowing us to improve our competitive position and manage our gross margins.

Contract manufacturers produce various subassemblies and products on our behalf. Generally, the contract manufacturers procure raw materials from RELM-approved sources and complete manufacturing activities in accordance with our specifications. Original Equipment Manufacturer (OEM) agreements govern the business relationship with each contract manufacturer. These agreements typically have various terms and may be renewed upon agreement by both parties. The scope of these agreements may also be expanded to include new products in the future.

We plan to continue utilizing contract manufacturing where it furthers our business objectives. This strategy allows us to focus on our core technological competencies of product design and development, and to reduce the substantial capital investment required to manufacture our products. We also believe that our use of experienced, high-volume manufacturers will provide greater manufacturing specialization and expertise, higher levels of flexibility and responsiveness, and faster delivery of product; all of which contributes toward minimized product costs. To ensure that products manufactured by others meet our quality standards, our production and engineering team works closely with our ISO 9002 industry-qualified contract manufacturers in all key aspects of the production process. We establish product specifications, select the components and, in some cases, the suppliers. We retain all document control. We also work with our contract manufacturers to improve process control and product design, and conduct periodic on-site inspections.

We rely upon a limited number of both domestic and foreign suppliers for several key products and components. We place purchase orders from time to time with these suppliers and have no guaranteed supply arrangements. In addition, we obtain certain components from a single source. During 2010, 2009 or 2008, our operations were not materially impaired due to delays from single source suppliers. However, the absence of a single source component could potentially delay the manufacture of finished products. We manage the risk of such delays by securing secondary sources and redesigning products in response to component shortages or obsolescence. We strive to maintain strong relations with all our suppliers. We anticipate that the current relationships, or others that are comparable, will be available to us in the future.

Seasonal Impact

We experience seasonality in our results in part due to governmental customer spending patterns that are influenced by government fiscal year-end budgets and appropriations. We also experience seasonality in our results in part due to our concentration of sales to federal and state agencies that participate in fire-suppression efforts, which are typically the greatest during the summer season when forest fire activity is heightened. In some years, these factors may cause an increase in sales for the second and third quarters compared with the first and fourth quarters of the same fiscal year. Such increases in sales may cause quarterly variances in our cash flow from operations and overall financial condition.

Significant Customers

Sales to the United States Government represented approximately 70%, 60% and 42% of our total sales for the years ended December 31, 2010, 2009 and 2008, respectively. These sales were primarily to various government agencies, including those within the United States Department of Defense (DOD), the United States Forest Service (USFS) and the United States Department of the Interior (DOI).

Backlog

Our backlog of unshipped customer orders was approximately $5.6 million, $3.2 million and $2.6 million as of December 31, 2010, 2009 and 2008, respectively.

Competition

We compete with many domestic and foreign companies primarily in the North American market. One dominant competitor, Motorola Solutions, Inc., holds a significant market share. We compete by capitalizing on our advantages and strengths, which include price, product quality, and customer responsiveness.

Employees

As of December 31, 2010, we had 96 full-time employees, most of whom are located at our West Melbourne, Florida facility; 50 of these employees are engaged in direct manufacturing or manufacturing support, 20 in engineering, 17 in sales and marketing, and 9 in headquarters, accounting and human resources activities. Our employees are not represented by any collective bargaining agreements, nor has there ever been a labor-related work stoppage. We believe our relations with our employees are good.

Information Relating to Domestic and Export Sales

The following table summarizes our sales of LMR products by customer location:

	2010	2009	2008
		(in Millions)	
United States	$ 25.3	$ 27.9	$ 18.8
International	0.6	0.1	0.4
Total	$ 25.9	$ 28.0	$ 19.2

Item 1A. Risk Factors

Various portions of this report contain forward-looking statements that involve risks and uncertainties. Actual results, performance or achievements could differ materially from those anticipated in these forward-looking statements as a result of certain risk factors, including those set forth below and elsewhere in this report.

Our industry is characterized by rapidly changing technology

Our business could suffer if we are unable to keep pace with rapid technological changes and product development in our industry. The market for our LMR products is characterized by ongoing technological development, evolving industry standards and frequent product introductions. The LMR industry is experiencing a transition from analog LMR products to digital LMR products. In addition, the APCO Project 25 standard is being increasingly adopted.

We depend on the success of our LMR product line

We currently depend on our LMR products as our sole source of sales. A decline in the price of and/or demand for LMR products, as a result of competition, technological change, the introduction of new products by us or others or a failure to manage product transitions successfully, could have a material adverse effect on our business, financial condition and results of operations. In addition, our future success will largely depend on the successful introduction and sale of new digital LMR products. Even if we successfully develop these products, we cannot guarantee that they will achieve market acceptance.

We are engaged in a highly competitive industry

We face intense competition from other LMR suppliers, and the failure to compete effectively could materially and adversely affect our market share, financial condition and results of operations. The largest supplier of LMR products in the world, Motorola Solutions, Inc., currently is estimated to have well in excess of half the market for LMR products. This supplier is also the world's largest supplier of P-25 products. Some of our competitors are significantly larger and have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we have. Some also have established reputations for success in developing and supplying LMR products. These advantages may allow them:

- to respond more quickly to new or emerging technologies and changes in customer requirements which may render our products obsolete or less marketable;
- to engage in more extensive research and development;
- to undertake more far-reaching marketing campaigns;
- to be able to take advantage of acquisitions and other opportunities;
- to adopt more aggressive pricing policies; and
- to be more attractive to potential employees, strategic partners and advertisers.

Many of our competitors have established extensive networks of sales locations and multiple distribution channels, and thus enjoy a competitive advantage over us in these areas as well. We may not be able to compete successfully and competitive pressures may materially and adversely affect our business, results of operations and financial condition.

An increase in the demand for P-25 products could benefit competitors who are better financed and have inventories on-hand that will meet such demand. P-25 products have been brought to the market by an increasing number of our competitors. Our first P-25 portable radio was brought to market in 2003, and we introduced a new line of P-25 products, the KNG Series, starting in 2008 and have since expanded the product line and expect to continue doing so in the future. Bringing such products to market and achieving a significant market penetration for these products will continue to require time and expenditures of funds. There can be no assurance that we will be successful in developing and marketing, on a timely basis, fully functional product enhancements or new products that respond to these and other technological advances, or that our new products will be accepted by customers. An inability to successfully develop and/or market products could have a material adverse effect on our business, results of operations and financial condition.

We face a number of risks related to the current economic conditions

Current economic conditions in the United States remain uncertain. These uncertain economic conditions could materially and adversely impact our business, liquidity and financial condition in a number of ways, including:

- ***Potential Deferment or Reduction of Purchases by Customers***: Significant budget deficits and limited appropriations confronting our federal, state and local government customers may cause them to defer or reduce purchases of our products. Furthermore, uncertainty about current and future economic conditions may cause customers to defer purchases of our products in response to tighter credit and decreased cash availability.

- ***Customers' Inability to Obtain Financing to Fund their Operations***: Some of our customers require substantial financing in order to fund their operations. Insolvencies of our customers could materially and adversely impact our business and financial condition.

- ***Negative Impact from Increased Financial Pressures on Third-Party Dealers and Distributors***: We make sales to certain of our customers through third-party dealers and distributors. If credit pressures or other financial difficulties result in insolvencies of these third parties and we are unable to successfully transition the end customers to purchase our products from other third parties, or directly from us, it could materially and adversely impact our operating results and financial condition.

- ***Limited Access by Us to Credit and Capital***: Although we do not anticipate needing additional capital in the near term, the constrained credit markets may limit our access to credit and impair our ability to raise capital, if needed, on acceptable terms or at all.

The availability of our credit facility is conditioned upon our being in compliance with certain covenants

We have a $5.0 million secured credit facility with Silicon Valley Bank (SVB). As of December 31, 2010 and as of the date of this report, there were $2.0 million in borrowings outstanding under the facility. The loan and security agreement, as amended, governing the credit facility contains certain financial maintenance and restrictive covenants. For instance, we are required to maintain at all times, tested on the last day of each month: (1) a ratio of "quick assets to current liabilities" minus "deferred revenue" (all as defined in the loan and security agreement) of at least 1.75:1.00 and (2) "tangible net worth" (as defined in the loan and security agreement) of at least $25.3 million increasing by (i) 50% of quarterly net profits and (ii) 75% of net proceeds derived from issuances of equity and issuances of subordinated debt. Failure to comply with any of these covenants would constitute an event of default that would permit SVB to accelerate repayment of any outstanding borrowings at the time of occurrence. We are currently in compliance with all of these covenants. However, there is no assurance that we will be able to comply with these covenants in the future or, in the event we fail to do so, that we will be able to either obtain a waiver from SVB or refinance the credit facility in a timely manner on acceptable terms or at all.

We depend on a limited number of manufacturers and on a limited number of suppliers of components to produce our products

We contract with manufacturers to produce our products and our dependence on a limited number of contract manufacturers exposes us to certain risks, including shortages of manufacturing capacity, reduced control over delivery schedules, quality assurance, production yield and costs. If any of our manufacturers terminate production or cannot meet our production requirements, we may have to rely on other contract manufacturing sources or identify and qualify new contract manufacturers. The lead-time required to qualify a new manufacturer could range from approximately two to six months. Despite efforts to do so, we may not be able to identify or qualify new contract manufacturers in a timely and cost effective manner and these new manufacturers may not allocate sufficient capacity to us in order to meet our requirements. Any significant delay in our ability to obtain adequate quantities of our products from our current or alternative contract manufacturers could have a material adverse effect on our business, financial condition and results of operations.

In addition, our dependence on limited and sole source suppliers of components involves several risks, including a potential inability to obtain an adequate supply of components, price increases, late deliveries and poor component quality. Approximately 55.1% of our material, subassembly and product procurements in 2010 were sourced from one supplier. Disruption or termination of the supply of these components could delay shipments of our products. The lead-time required for orders of some of our components is as much as six months. In addition, the lead-time required to qualify new suppliers for our components is as much as six months. If we are unable to accurately predict our component needs, or if our component supply is disrupted, we may miss market opportunities by not being able to meet the demand for our products. This may damage our relationships with current and prospective customers and, thus, have a material adverse effect on our business, financial condition and results of operations.

We depend heavily on sales to the U.S. Government

We are subject to risks associated with our reliance on sales to the U.S. Government. For the year ended December 31, 2010, approximately 70% of our sales were to agencies and departments of the U.S. Government. These sales were primarily to agencies of the DOD, USFS and the DOI. There can be no assurance that we will be able to maintain this government business. Our ability to maintain our government business will depend on many factors outside of our control, including competitive factors, changes in government personnel making contract decisions, spending limits, and political factors. The loss of sales to the U.S. Government would have a material adverse effect on our business, financial condition and results of operations.

We have deferred tax assets that we may not be able to utilize under certain circumstances

If we incur future operating losses, we may be required to provide some or all of our deferred tax assets with a valuation allowance, resulting in additional non-cash income tax expense. The change in the valuation may have a material impact on future results. If we do not achieve sufficient federal taxable income in future years to utilize all or some of our net operating loss carry forwards, they will expire.

Retention of our executive officers and key personnel is critical to our business

Our success is largely dependent on the personal efforts of our President and Chief Executive Officer, our Chief Financial Officer, and our Chief Technology Officer, as well as other key executives and employees. We do not have employment agreements with these individuals, and we cannot be sure that we will retain their services. We carry key-man life insurance of $5 million on the life of our President and Chief Executive Officer. Notwithstanding such life insurance, the loss of services from any of our executive officers or these other key employees due to any reason whatsoever could have a material adverse effect on our business, financial condition and results of operations.

Our success is also dependent upon our ability to hire and retain qualified operations, development and other personnel. Competition for qualified personnel in our industry is intense. There can be no assurance that we will be able to hire or retain necessary personnel. The inability to attract and retain qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to manage our growth

Acquisitions and other business transactions may disrupt or otherwise have a negative impact on our business and results of operations. There can be no assurance that we will complete any asset purchases or other business transactions or that any such transactions which are completed will prove favorable to our business. We intend to seek stockholder approval for any such transactions only when so required by applicable law or regulation. We hope to grow rapidly, and the failure to manage our growth could materially and adversely affect our business, operations and financial condition. Our business plan contemplates, among other things, continued development of our product lines through internal development and growth in our customer base. This growth and continued development, if it materializes, could significantly challenge our management, employees, operations and financial capabilities. In the event of this expansion, we have to continue to implement and improve our operating systems and to expand, train, and manage our employee base. If we are unable to manage and integrate our expanding operations effectively, our business, results of operations and financial condition could be materially and adversely affected.

We are subject to government regulation

Failure to comply with government regulations applicable to our business could result in penalties. Our products are regulated by the FCC. As a public company, we are subject to regulations of the Securities and Exchange Commission. We believe that we are in substantial compliance with all applicable federal regulations governing our business and we believe that we have obtained all licenses necessary for the operation of our business. Failure to comply with these requirements and regulations or to respond to changes in these requirements and regulations could result in penalties on us such as fines, restrictions on operations or a temporary or permanent closure of our facility. These penalties could have a material adverse effect on our business, operating results and financial condition. In addition, there can be no assurance that we will not be materially and adversely affected by existing or new regulatory requirements or interpretations.

We engage in business with manufacturers located in other countries

We engage in business with manufacturers located in other countries. Approximately 66% of our material, subassembly and product procurements in 2010 were sourced internationally. Accordingly, we are subject to special considerations and risks not typically associated with companies operating solely in the United States. These include the risks associated with the political, economic and legal environments, among others. Our business, operating results and financial condition may be materially and adversely affected by, among other things, changes in the political and social conditions in foreign countries in which we maintain sourcing relationships, and changes in government policies with respect to laws and regulations, anti-inflation measures and method of taxation.

We carry substantial quantities of inventory

We carry a significant amount of inventory to service customer requirements in a timely manner. If we are unable to sell this inventory over a commercially reasonable time, in the future we may be required to take inventory markdowns, which would reduce our net sales and/or gross margins. In addition, it is critical to our success that we accurately predict trends in customer demand, including seasonal fluctuations, in the future and do not overstock unpopular products or fail to sufficiently stock popular products. Both scenarios could materially harm our business, operating results and financial condition.

We rely on a combination of contract, trademark and trade secret laws to protect our intellectual property rights

Currently, we hold no United States patents. We hold several trademarks related to the "RELM" and "BK Radio" names and certain product names. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors and customers, and limit access to and distribution of our proprietary information. We also rely on trade secret laws to protect our intellectual property rights. Although we believe that trademark protection, trade secret laws and non-disclosure agreements should prevent another party from manufacturing and selling competing products under one or more of our trademarks or otherwise violating our intellectual property rights, there can be no assurance that the steps we have taken to protect our intellectual property rights will be successful. It may also be particularly difficult to protect our products and intellectual property under the laws of certain countries in which our products are or may be manufactured or sold.

Our fluctuating quarterly operating results could cause volatility in our stock price

Our quarterly operating results may fluctuate significantly from quarter to quarter and may be below the expectations of securities analysts and investors, resulting in volatility for the market price for our common stock. Other factors affecting the volatility of our stock price include:

- future announcements concerning us or our competitors;
- the announcement or introduction of technological innovations or new products by us or our competitors;
- changes in product pricing policies by us or our competitors;
- changes in earnings estimates by us or our competitors or by securities analysts;
- additions or departures of our key personnel; and
- sales of our common stock.

Acts of war or terrorism could have a material adverse effect on our operations and financial condition

Terrorist acts or acts of war (wherever located around the world) may cause damage or disruption to our business, employees, suppliers, manufacturers, and customers that could have a material adverse effect on our operations and financial condition. While we cannot predict what impact a prolonged war on terrorism will have on the United States economy, we plan to prudently manage expenses, while continuing to invest in our business and make capital expenditures when they will increase productivity, profitably, or sales.

Any infringement claim against us could have a material adverse affect on our financial condition

Although we believe our products and technology do not infringe on any proprietary rights of others, as the number of competing products available in the market increases and the functions of those products further overlap, the potential for infringement claims may increase. Any such claims, with or without merit, may result in costly litigation or require us to redesign the affected product to avoid infringement or require us to obtain a license for future sales of the affected product. Any of the foregoing could have a material adverse effect upon our business, results of operations and financial condition. Any litigation resulting from any such claim could require us to incur substantial costs and divert significant resources, including the efforts of our management and engineering personnel.

Certain provisions in our charter documents and Nevada law may discourage a potential takeover

Certain provisions of our articles of incorporation and Nevada law could discourage or prevent potential acquisitions of our company that stockholders may consider favorable. Our articles of incorporation authorize the issuance of 1,000,000 shares of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Preferred stock could be issued, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company, which could be unfavorable to our stockholders.

We may not be able to maintain our NYSE Amex listing

Our common stock has been listed on the NYSE Amex (formerly known as the American Stock Exchange) since October 14, 2005. There is no assurance that we will be able to satisfy the NYSE Amex's continued listing standards, which include, among others, minimum stockholders' equity, market capitalization, pre-tax income and per share sales price. If our common stock is de-listed from the NYSE Amex, we would be forced to list our common stock on the OTC Bulletin Board or some other quotation medium, depending on our ability to meet the specific requirements of those quotation systems. Selling our common stock would be more difficult because smaller quantities of shares would likely be bought and sold and transactions could be delayed. These factors could result in lower prices and larger spreads in the bid and ask prices for shares of our common stock. If this happens, we will have greater difficulty accessing the capital markets to raise any additional necessary capital.

Future sales of shares of our common stock may negatively affect our stock price and impair our ability to raise equity capital

Approximately 2.0 million of our shares of outstanding common stock as of December 31, 2010 are owned by certain of our executive officers and directors and their affiliates, and may be resold publicly at any time subject to the volume and other restrictions under Rule 144 of the Securities Act of 1933. Approximately 85% of our outstanding shares of common stock as of December 31, 2010 are freely tradable without restriction.

Sales of substantial amounts of shares of our common stock, or even the potential for such sales, could lower the market price of our common stock and impair our ability to raise capital through the sale of equity securities.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties Owned

We do not own any real estate.

Leased

We lease approximately 54,000 square feet of industrial space at 7100 Technology Drive in West Melbourne, Florida. The original lease, which expired on June 30, 2005, was renewed for an additional five years. In December 2008, we executed the first amendment to the lease, which reduces the amount of the monthly base rent payment and extends the expiration date to June 30, 2015. Rental, maintenance and tax expenses for this facility were approximately $447,000, $422,000 and $503,000 in 2010, 2009 and 2008, respectively. We also lease 8,100 square feet of office space in Lawrence, Kansas, to accommodate a segment of our engineering team. The lease, which expired on December 31, 2009, was renewed for an additional five years with an expiration date of

December 31, 2014. Rental, maintenance and tax expenses for this facility were approximately $92,000, $81,000 and $81,000 in 2010, 2009 and 2008, respectively.

Item 3. Legal Proceedings

From time to time we may be involved in various claims and legal actions arising in the ordinary course of our business. There were no pending material claims or legal matters as of December 31, 2010.

Item 4. [Removed and Reserved]

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholders Matters and Issuer Purchases of Equity Securities

(a) Market Information.

Our common stock trades on the NYSE Amex (formerly known as the American Stock Exchange) under the symbol "RWC." The following tables set forth the high and low closing sales price for our common stock for the quarterly periods for the years ended December 31, 2010 and 2009, as reported by the NYSE Amex.

Common Stock

	High	Low
2010 Quarter Ended		
First Quarter	$4.63	$2.86
Second Quarter	3.75	2.17
Third Quarter	2.57	1.72
Fourth Quarter	2.18	1.61

	High	Low
2009 Quarter Ended		
First Quarter	$0.95	$0.48
Second Quarter	1.69	0.52
Third Quarter	3.30	1.31
Fourth Quarter	4.00	2.06

(b) Holders.

On February 25, 2011, there were 1,038 holders of record of our common stock.

(c) Dividends.

We did not pay any cash dividends on our common stock during 2010 or 2009 and have no intention of doing so in the foreseeable future. The declaration and payment of cash dividends, if any, is subject to our board of directors discretion and final determination based upon its consideration of our operating results, financial condition and anticipated capital requirements, as well as such other factors it may deem relevant. In addition, our credit facility prohibits us from paying cash dividends on our common stock.

(d) Securities Authorized for Issuance under Equity Compensation Plans.

The information required by this item is incorporated by reference to our definitive proxy statement to be filed within 120 days of our fiscal year end in connection with solicitation of proxies for our 2011 meeting of stockholders.

(e) Performance Graph.

The following graph compares the five-year cumulative total stockholder return on our common stock with the five-year cumulative total return of The NYSE Amex Composite Index (the "NYSE Amex Composite") and The NYSE Arca Technology Index (the "NYSE Arca Technology"). The comparisons cover the five years ended December 31, 2010 and are based on an assumed investment of $100 as of December 31, 2005 and the reinvestment of any dividends. The comparisons in the graph are based upon historical data and are not indicative of, nor intended to forecast future performance of our common stock.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among RELM Wireless Corporation, the NYSE Amex Composite Index
and the NYSE Arca Technology Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/05
12/06
12/07
12/08
12/09
12/10
RELM Wireless Corporation
NYSE Amex Composite
NYSE Arca Technology

*$100 invested on 12/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	NYSE Amex Composite	NYSE Arca Technology	RELM
12/31/2005	$100.00	$100.00	$100.00
12/31/2006	119.54	122.07	82.08
12/31/2007	144.62	104.16	47.89
12/31/2008	87.02	46.28	11.25
12/31/2009	118.50	61.96	47.74
12/31/2010	152.13	65.38	27.37

The foregoing stock performance information, including the graph, shall not be deemed to be "soliciting material" or to be filed with the Securities and Exchange Commission nor shall this information be incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Item 6. Selected Financial Data

The following table summarizes selected financial data and balance sheet data of RELM for its last five fiscal years, which are derived from our historical financial statements and should be read in conjunction with our Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report:

Statement of Operations Data (In Thousands, except per share data)

	Years ended December 31				
	2010	2009	2008	2007	2006
Sales, net	$ 25,954	$ 27,989	$ 19,175	$ 26,976	$ 32,445
(Loss) income before income taxes	$ (653)	$ 3,454	$ (2,912)	$ 2,817	$ 5,925
Net (loss) income	$ (660)	$ 2,363	$ (1,626)	$ 1,846	$ 3,427
Net (loss) income per share-basic	$ (0.05)	$ 0.18	$ (0.12)	$ 0.14	$ 0.26
Net (loss) income per share-diluted	$ (0.05)	$ 0.17	$ (0.12)	$ 0.13	$ 0.24

- Non-cash tax expense of approximately $7, $1,100, $1,000 and $2,300 is included in the results for 2010, 2009, 2007 and 2006, respectively. Tax benefit of approximately $1,300 is included in the results for 2008. The tax expense, benefits and related deferred tax asset are more fully explained under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Income Taxes" included elsewhere in this report.
- Share-based employee compensation expense totaling approximately $281, $55 and $64 is included in the results for 2010, 2009 and 2008, respectively.
- In September 2007, our Board of Directors authorized and declared a special cash dividend of $0.50 per share of common stock, which was paid on October 22, 2007 to stockholders of record on October 10, 2007.

Balance Sheet Data (In Thousands)

	As of December 31				
	2010	2009	2008	2007	2006
Working Capital	$ 19,744	$ 17,798	$ 16,633	$ 20,634	$ 25,597
Total assets	34,792	31,421	30,622	30,145	35,306
Long-term debt	2,000	-0-	1,500	-0-	-0-
Total stockholders' equity	28,390	28,662	26,244	27,794	32,301

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

Our financial and operating results for 2010 declined compared with the prior year. This included decreases in total sales and gross margins, while selling, general and administrative expenses increased. These factors resulted in an operating loss for 2010 compared with operating income for 2009. The year marked the completion and introduction of a number of new products, the most significant of which was P25 Trunking. We believe that these new products position us for sales growth in the future.

Total sales for 2010 decreased 7.3% to approximately $26.0 million compared with approximately $28.0 million for the prior year. Lower sales to the U.S. Department of Defense (DoD) as well some other federal and state agencies were partially offset by sales gains with legacy customers and products. Sales of P-25 digital products increased 1.6% to approximately $16.6 million in 2010 from $16.3 million in 2009. Improved P25 sales were fueled by new products and customers associated with our expanding KNG line of radios, including our new P25 trunking products, which enabled us to enter segments of the market previously outside the scope of our capabilities.

Gross margins as a percentage of sales in 2010 were 43.6% compared with 48.8% for the prior year. The decline in gross margins reflects a combination of factors including additional manufacturing costs, some of which relate to new product production, and competitive pricing pressures.

Selling, general and administrative expenses for 2010 increased approximately $1.8 million (17.6%) to approximately $12.0 million compared with last year. This increase is primarily the result of engineering expenses for the development of P25 trunking and other of our new KNG products. We also incurred additional sales and marketing expenses primarily to promote the KNG line. KNG products are expected to increase our addressable markets. We anticipate adding more new products to the KNG line in the future.

We reported a pretax loss for 2010 of $653,000 compared with pretax income of approximately $3.5 million last year. For 2010, we recognized income tax expense of approximately $7,000 compared with income tax expense of approximately $1.1 million last year. Our income tax benefit and expense are largely non-cash, relating to deferred items including NOL carryforwards.

Net loss for 2010 was approximately $660,000 ($0.05 per basic share), compared with net income of approximately $2.4 million ($0.18 per basic and $0.17 per diluted share) for the prior year.

As of December 31, 2010, working capital totaled approximately $19.7 million, of which $9.0 million was comprised of cash and trade receivables. As of the end of the prior year, working capital totaled approximately $17.7 million, of which $11.4 million was comprised of cash and trade receivables. Also, as of December 31, 2010, we had $2.0 million in borrowings outstanding under our revolving credit facility, compared with no borrowings outstanding as of the end of the prior year.

We experience seasonality in our results in part due to governmental customer spending patterns that are influenced by government fiscal year-end budgets and appropriations. We also experience seasonality in our results in part due to our concentration of sales to federal and state agencies that participate in fire-suppression efforts, which are typically the greatest during the summer season when forest fire activity is heightened. In some years, these factors may cause an increase in sales for the second and third quarters compared with the first and fourth quarters of the same fiscal year. Such increases in sales may cause quarterly variances in our cash flow from operations and overall financial condition.

Results of Operations

As an aid to understanding our operating results, the following table shows items from our consolidated statements of operations expressed as a percent of sales:

	Percent of Sales for Years Ended December 31		
	2010	**2009**	**2008**
Sales	100.0%	100.0%	100.0%
Cost of products	(56.4)	(51.2)	(52.7)
Gross margin	43.6	48.8	47.3
Selling, general and administrative expenses	(46.0)	(36.3)	(63.2)
Net interest (expense) income	(0.1)	(0.2)	0.7
(Loss) income before income tax (expense) benefit	(2.5)	12.3	(15.2)
Income tax (expense) benefit	(0.0)	(3.9)	6.7
Net (loss) income	(2.5)%	8.4%	(8.5)%

Fiscal Year 2010 Compared With Fiscal Year 2009

Sales, net

Sales in 2010 decreased $2.0 million (7.3%) to approximately $26.0 million compared with $28.0 million for the prior year. Sales of P-25 digital products in 2010 increased $0.3 million (1.6%) to approximately $16.6 million, compared with $16.3 million for 2009.

The decrease in total sales compared with the prior year was attributed primarily to a decline in orders from agencies of the DoD as well as some other federal and state agencies. Various agencies of the DoD remain an important part of our strategic plans for growth. The overall decrease in total sales was partially offset by increased sales with legacy customers such as the USFS and DOI purchasing our D-series P25 digital radios.

During 2010, we added several products to our KNG line of P25 digital radios. Most important was the fourth quarter launch of our P25 digital trunked products; the first such products in RELM's history. This now enables us to address a significant portion of the land mobile radio market that previously was beyond the scope of our product line. We anticipate bringing to market additional new P25 products and features in coming quarters. We believe these products will increase our addressable market and, accordingly, improve our prospects for gaining market share and sales growth.

Cost of Products and Gross Margins

Cost of products as a percentage of sales for 2010 was 56.4% compared with 51.2% in 2009. Our cost of products and gross margins are primarily related to product mix, manufacturing volumes and pricing. Compared with last year, our gross margins for the year reflected reduced sales and the impact of additional manufacturing costs, some of which relate to the start of new product production. Competitive pricing considerations and a change in the mix of products sold were also contributing factors.

We continue to utilize contract manufacturing relationships to maximize production efficiencies and minimize material and labor costs. We also regularly consider manufacturing alternatives to improve quality, speed and to reduce our product costs. We anticipate that the current contract manufacturing relationships or comparable alternatives will be available to us in the future. Leveraging increased sales volumes and P-25 product sales combined with improved effectiveness in the production of new products, we believe, should result in cost improvements and efficiencies. We anticipate that product cost and competitive pricing pressures will continue in the future, however, the extent of their impact on gross margins is uncertain.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses consist of marketing, sales, commissions, engineering, product development, management information systems, accounting, headquarters expenses and non-cash share-based employee compensation expense.

For 2010, SG&A expenses increased approximately $1.8 million (17.6%) to approximately $12 million or 46.0% of sales compared with approximately $10 million or 36.3% of sales for the prior year.

Engineering and product development expenses in 2010 increased by $1.3 million (36.6%) compared with last year. This increase was largely the result of efforts to advance the completion and launch of our P25 trunking capability, as well as other P25 radios and features in our expanding KNG product line. Additional new products in our KNG line are in the development process, and are planned for introduction in the future.

Marketing and selling expenses in 2010 increased by approximately $373,000 (9.6%) compared with last year. During the year we increased sales staffing and incurred additional sales and marketing expenses focused on raising the profile of our new KNG product line and capabilities, and penetrating new markets and customers.

General and administrative expenses in 2010 increased by approximately $114,000 (4.2%) compared with last year primarily due to non-cash share-based employee compensation expense.

Operating (Loss) Income

We reported an operating loss of approximately $628,000 for 2010, compared with operating income of approximately $3.5 million last year. During 2010, total sales decreased $2.0 million, or 7.3%, from the previous year and there were additional manufacturing costs, some of which were associated with production of new products. Also, the mix of product sales was less favorable.

Interest Expense, net

For 2010, we incurred approximately $29,000 in net interest expense compared with approximately $41,000 for the prior year. We earn interest income on our cash balances and incur interest expense on borrowings from our revolving line of credit. We had $2.0 million in borrowings outstanding under the credit facility as of December 31, 2010, compared with no borrowings outstanding as of the end of the prior year. The interest rate on such revolving credit facility as of December 31, 2010 was 3.75% per annum. This rate is variable based on the prime rate plus 50 basis points.

Income Tax Expense

We recorded net income tax expense of approximately $7,000 for 2010 compared with approximately $1.1 million last year. Our income tax expense is largely non-cash as a result of the deferred tax asset related primarily to federal and state net operating loss carryforwards.

As of December 31, 2010, we had deferred tax assets of approximately $7.8 million, which was materially unchanged from the start of the year. These assets are primarily composed of net operating loss carry forwards (NOLs), which are available to offset federal and state taxable income. The NOLs expire starting in 2017 through 2028.

In order to fully utilize the net deferred tax assets, we will need to generate sufficient taxable income in future years to utilize our NOLs prior to their expiration. ASC Topic 740, "*Income Taxes*", requires us to analyze all positive and negative evidence to determine if, based on the weight of available evidence, we are more likely than not to realize the benefit of the net deferred tax assets. The recognition of the net deferred tax assets and related tax benefits is based upon our conclusions regarding, among other considerations, estimates of future earnings based on information currently available, current and anticipated customers, contracts and product introductions, as well as recent operating results during 2010, 2009 and 2008, and certain tax planning strategies.

We have evaluated the available evidence and the likelihood of realizing the benefit of our net deferred tax assets. From our evaluation we have concluded that based on the weight of available evidence, we are more likely than not to not realize a portion of the benefit of our net deferred tax assets recorded at December 31, 2010. Accordingly, we established a valuation allowance totaling approximately $320,000 for the portion of benefit of deferred tax assets that more likely than not will not be realized. We cannot presently estimate what, if any, changes to the valuation of our deferred tax assets may be deemed appropriate in the future. If we incur future losses, it may be necessary to record a valuation allowance related to the deferred tax assets recognized as of December 31, 2010.

Accounting for Income Taxes

We account for income taxes using the asset and liability method specified by ASC Topic 740 " Income Taxes", as modified by ASC Topic 740-10-05. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply in the period in which the deferred tax asset or liability is expected to be realized. The effect of changes in net deferred tax assets and liabilities is recognized on our consolidated balance sheets and consolidated statements of income in the period in which the change is recognized. Valuation allowances are provided to the extent that impairment of tax assets are more likely than not. In determining whether a tax asset is realizable, we consider among other things, estimates of future earnings based on information currently available, current and anticipated customers, contracts and new product introductions, as well as recent operating results during 2010, 2009 and 2008, and certain tax planning strategies. If we fail to achieve the future results anticipated in the calculation and valuation of net deferred tax assets, we may be required to adjust our valuation allowance related to our deferred tax assets in the future.

Fiscal Year 2009 Compared With Fiscal Year 2008

Sales, net

Sales in 2009 increased $8.8 million (46.0%) to approximately $28.0 million compared with $19.2 million for the prior year. Sales of P-25 digital products in 2009 increased $8.4 million (104.6%) to approximately $16.3 million, compared with $8.0 million for 2008.

Orders announced in 2009, primarily for P-25 digital products from the U.S. Departments of Defense (DOD), Agriculture and Interior during the year contributed to our sales growth. The orders from the DOD were particularly important, as they represent sales to new customers, and for products in frequencies that we historically did not offer. These larger orders were supplemented by a strengthened flow of smaller run-rate procurements and an expanded addressable market made possible by our line of KNG products. We believe our late-2008 inclusion in a blanket purchase agreement (BPA) from the U.S. General Services Administration was a contributing factor. The total estimated value of this BPA was $500 million to various suppliers over a maximum term of five years, and it is being utilized by various federal government agencies for the purchase of a wide range of analog and P25 digital radio equipment. We realized market share gains in 2009 with several federal agencies. According to procurement information published by the federal government, total spending by these agencies decreased in 2009 compared to 2008, however their purchases of RELM products increased.

During the year we significantly expanded our P25 digital product offerings with the introduction of new radio models, some of which addressed customers and markets that were previously outside the scope of our products.

Cost of Products and Gross Margins

Cost of products as a percentage of sales for 2009 was 51.2% compared with 52.7% in 2008. Our cost of products and gross margins were primarily related to product mix, manufacturing volumes and pricing. Our gross margins for the year reflected increased manufacturing volumes and an improved sales-mix of higher margin P25 digital products. As a consequence of higher manufacturing volumes, we more fully utilized and absorbed our base of manufacturing and support expenses, favorably impacting product unit costs and gross margins. These improvements were partially offset by competitive pricing pressures.

We utilized contract manufacturing relationships to maximize production efficiencies and minimize material and labor costs. We also regularly considered manufacturing alternatives to improve quality, speed and to reduce our product costs. We anticipate that these contract manufacturing relationships or comparable alternatives will be available to us in the future.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses consist of marketing, sales, commissions, engineering, product development, management information systems, accounting, headquarters expenses and non-cash share-based employee compensation expense.

For 2009, SG&A expenses declined $2.0 million (16.1%) to approximately $10.2 million or 36.3% of sales compared with approximately $12.1 million or 63.2% of sales for the prior year.

Engineering and product development expenses in 2009 declined by $968,000 (21.4%) compared with last year. The completion of several digital development initiatives and the related new product introductions enabled us to reduce the associated engineering costs compared with 2008. Additional new products in our KNG line were in the development process, and introduced in 2010.

Marketing and selling expenses in 2009 decreased by approximately $746,000 (16.1%) compared with last year. During the second half of 2008 and the first quarter 2009, we reduced selling expenses and payroll in response to sluggish sales and an uncertain forecast. We maintained this lower expense structure during the remainder of the year. In 2009, we invested in selling and marketing initiatives focused on raising the profile of our new KNG product line, and expanding into new markets and customers.

General and administrative expenses in 2009 decreased by approximately $238,000 (8.0%) compared with last year primarily due to reductions in professional fees and headquarters' expenses.

Operating Income

We reported operating income of approximately $3.5 million for 2009, compared with an operating loss of approximately $3.0 million last year. During 2009, total sales increased 46% from the previous year and the mix of product sales was more favorable, with a larger volume of P-25 digital sales in 2009. Additionally, operating expenses declined approximately $2.0 million (16.1%) in 2009 compared with 2008. These factors combined to increase operating income.

Interest Income (Expense), net

For 2009, we incurred approximately $41,000 in net interest expense compared with net interest income of approximately $143,000 for the prior year. We earned interest income on our cash balances and incurred interest expense on borrowings from our revolving line of credit. The decline in net interest income and increase in interest expense was derived from our lower cash position in the first half of the year, and lower interest rates. Also, we incurred interest on borrowings under our revolving credit facility during the first two quarters in 2009. In 2008 we did not borrow. We had no borrowings outstanding under the credit facility as of December 31, 2009. The interest rate on such revolving credit facility as of December 31, 2009 was 5.5% per annum. This rate was variable based on the prime rate plus 100 basis points (subject to a reduction of 50 basis points anytime our quarterly net income is greater than $1.0 million).

Income Taxes Benefits

We recorded net income tax expense of approximately $1.1 million for 2009 compared with an income tax benefit of $1.3 million last year. Our income tax expenses and benefits are largely non-cash as a result of the deferred tax asset related primarily to federal and state net operating loss carryforwards.

As of December 31, 2009, we had deferred tax assets of approximately $7.8 million compared with $9.2 million at the start of the year. These assets are primarily composed of net operating loss carry forwards (NOLs), which are available to offset federal and state taxable income. The NOLs expire starting in 2018 through 2028.

In order to fully utilize the net deferred tax assets, we must generate sufficient taxable income in future years to utilize our NOLs prior to their expiration. ASC Topic 740, "*Income Taxes*", requires us to analyze all positive and negative evidence to determine if, based on the weight of available evidence, we are more likely than not to realize the benefit of the net deferred tax assets. The recognition of the net deferred tax assets and related tax benefits is based upon our conclusions regarding, among other considerations, estimates of future earnings based on information currently available, current and anticipated customers, contracts and product introductions, as well as recent operating results and certain tax planning strategies.

We evaluated the available evidence and the likelihood of realizing the benefit of our net deferred tax assets. From our evaluation we concluded that based on the weight of available evidence we were more likely than not to realize the benefit of our net deferred tax assets recorded at December 31, 2009. Accordingly, no valuation allowance was established. We could not estimate what, if any, changes to the valuation of our deferred tax assets may be deemed appropriate in the future. If we incur future losses, it may be necessary to record a valuation allowance related to the deferred tax assets recorded as of December 31, 2009.

Changing Prices

Inflation for the years ended December 31, 2010, 2009 and 2008 did not have a material impact on our operations. In some instances during 2010, product unit prices were reduced to enhance our competitive position and sales prospects, which reduced gross margins. We anticipate that competitive pricing pressure will continue in the future. The extent of its impact is uncertain.

Liquidity and Capital Resources

For the year ended December 31, 2010, net cash used in operating activities totaled approximately $3.1 million, compared with net cash provided by operating activities of approximately $5.6 million last year. Cash used in operating activities in 2010 was primarily the result of a $5.3 million increase in net inventories compared with a decrease of $3.2 million last year. Net inventories increased during the year as we stocked newly introduced models in our KNG product line, and total sales decreased. Also, for 2010 we realized a net loss of $660,000 compared with net income of approximately $2.4 million last year. Due to a slower collection cycle, accounts receivable in 2010 increased by $150,000, compared with a $2.0 million increase last year due to sales growth. Deferred tax assets for 2010 remained materially unchanged from the prior year as the tax benefit associated with our pretax loss for the year was offset by a valuation allowance of $320,000 established for the amount of deferred tax assets that more likely than not we will not realize. Last year deferred tax assets decreased by approximately $1.4 million due to utilization of net operating losses to cover pretax income for the year. Depreciation and amortization totaled approximately $811,000 for 2010, compared with $672,000 last year. The increase was driven primarily by amortization of our P25 trunking software, which commenced in 2010. Accounts payable increased during 2010 by approximately $1.5 million related primarily to increased inventory purchases. For the prior year, accounts payable decreased approximately $0.6 million.

Cash used in investing activities was primarily to fund the acquisition of assets for our new digital products. During 2010 we incurred approximately $1.1 million for capitalized software compared with approximately $1.5 million for the prior year. Capital expenditures during 2010 were primarily for the purchase of test equipment and tooling for new products, totaling approximately $465,000 compared with approximately $357,000 for 2009. We anticipate that future capital expenditures will be funded through our existing cash balance, operating cash flow and our revolving credit facility.

Cash provided by financing activities totaled approximately $2.1 million for 2010, representing $2.0 million in borrowings from our revolving credit facility, and $108,000 in proceeds from the issuance of common stock. Last year, we used $1.5 million to fully repay amounts outstanding under our revolving credit facility.

We have a secured revolving credit facility with Silicon Valley Bank (SVB). On October 20, 2010, the loan and security agreement, which governs our revolving credit facility, was amended. Under the amended loan and security agreement, our revolving credit facility's maximum borrowing availability was increased to $5.0 million from $3.5 million, its maturity date was extended to December 31, 2012 from October 23, 2010, the variable rate at which borrowings bear interest was reduced to prime rate plus 50 basis points from prime rate plus 100 basis points and the Company's minimum "tangible net worth" requirement was reset at $25.35 million (such minimum requirement still continuing to be subject to increase by (i) 50% of quarterly net profits and (ii) 75% of the net proceeds received from issuances of equity and issuances of "subordinated debt"). The maximum that we could borrow at any given time is based on among other things, eligible accounts receivable, inventory, and cash.

We are subject to substantially the same customary borrowing terms and conditions under the SVB credit facility as we were prior to amending the loan and security agreement, including the accuracy of representations and warranties, compliance with financial maintenance and restrictive covenants and the absence of events of default.

The foregoing description of our SVB credit facility and the amended loan and security agreement is qualified by reference to Note 6 to our Consolidated Financial Statements included elsewhere in this report.

We were in compliance with all covenants under the amended loan and security agreement, as of December 31, 2010 and the date of this report. As of December 31, 2010 and the date of this report, borrowings outstanding under the SVB credit facility totaled $2.0 million and, as of the date of this report, we had approximately $1.4 million of additional borrowing availability.

Our cash balance at December 31, 2010 was approximately $5.1 million. We believe these funds combined with anticipated cash generated from operations and borrowing availability under our credit facility with SVB are sufficient to meet our working capital requirements and liquidity needs for the foreseeable future. However, although we believe that we have sufficient sources of liquidity, the current financial and economic conditions could limit our access to credit and impair our ability to raise capital, if needed, on acceptable terms or at all. We also face other risks that could impact our business, liquidity and financial condition. For a description of these risks, see "*Item 1A. Risk Factors*" included elsewhere in this report.

The following table sets forth the Company's future contractual obligations for the next five years and in the aggregate as of December 31, 2010:

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
			(In thousands)		
Operating leases	$ 2,433	$ 551	$ 1,653	$ 229	$ —
Purchase Obligations	5,781	5,781	—	—	—
Senior credit facility	2,000	—	2,000	—	—
Total	$ 10,214	$ 6,332	$ 3,653	$ 229	$ —

For a description of our senior credit facility and our operating leases, reference is made to Notes 6 and 7 to our Consolidated Financial Statements included elsewhere in this report.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standard Board (FASB) issued Accounting Standard Update (ASU 2009-14) which amended the accounting requirements under the *Software Topic*, ASC 985-605 Revenue Recognition. The objective of this update is to address the accounting for revenue arrangements that contain tangible products and software. Specifically, products that contain software that is "more than incidental" to the product as a whole will be removed from the scope of Accounting Standard Codification (ASC) subtopic 985-605 (previously AICPA Statement of Position 97-2). The amendments align the accounting for these revenue transaction types with the amendments under ASU 2009-13. The guidance provided within ASU 2009-14 is effective for fiscal years beginning on or after June 15, 2010 and allows for either prospective or retrospective application, with early adoption permitted. The Company's adoption of this guidance did not have a material impact on its consolidated financial statements.

In October 2009, the FASB issued ASU2009-13, Revenue Recognition – Multiple Deliverable Revenue Arrangements. ASU 2009-13 updates the existing multiple-element revenue arrangements guidance currently included in ASC 605-25. The revised guidance provides for two significant changes to the existing multiple-element revenue arrangements guidance. The first change relates to the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. This change will result in the requirement to separate more deliverables within an arrangement, ultimately leading to less revenue deferral. The second change modifies the manner in which the transaction consideration is allocated across the separately identified deliverables. Together, these changes will result in earlier recognition of revenue and related costs for multiple-element arrangements than under previous guidance. This guidance expands the disclosures required for multiple-element revenue arrangements and is effective for interim and annual reporting periods beginning after June 15, 2010. The Company adopted this guidance in 2010.

In January 2010, the FASB issued ASU 2010-06, which requires new fair value disclosures pertaining to significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers and activity. For Level 3 fair value measurements, purchases, sales, issuances and settlements must be reported on a gross basis. Further, additional disclosures are required by class of assets or liabilities, as well as inputs used to measure fair value and valuation techniques. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. The Company's adoption of this guidance did not have a material impact on its consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, which amends subsequent event disclosure requirements for SEC filers. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This ASU was effective upon issuance and the Company's adoption of this ASU did not result in a material impact on its consolidated financial statements.

Critical Accounting Policies and Estimates

In response to the SEC's financial reporting release, FR-60, Cautionary Advice Regarding Disclosure About Critical Accounting Policies, we have selected for discussion our revenue recognition process and our more subjective accounting estimation processes. These processes affect our reported revenues and current assets and are therefore critical in assessing the financial and operating status of RELM. The processes for determining the allowance for collection of trade receivables, reserves for excess or obsolete inventory, software development and income taxes, involve certain assumptions that if incorrect could create an adverse impact on RELM's operations and financial position.

Revenue

Sales revenue is recognized when the earnings process is complete and collection is reasonably assured. The earnings process is generally complete when the product is shipped by the Company or delivered to the customer, depending upon whether the title to the goods, as well as the risks and benefits of ownership are transferred to the customer at point of shipment or point of delivery. However, sales to the federal government are recognized when the products are delivered. For extended warranties, sales revenue associated with the warranty is deferred at the time of sale and later recognized on a straight-line basis over the extended warranty period. We periodically review our revenue recognition procedures to assure that such procedures are in accordance with ASC Topic 605 Revenue Recognition.

Allowance for Doubtful Accounts

The allowance for doubtful accounts was approximately $44,000 on gross trade receivables of their approximately $3.9 million as of December 31, 2010. This allowance is used to state trade receivables at a net realizable value or the amount that we estimate will be collected on our gross receivables as of December 31, 2010. Because the amount that we will actually collect on the receivables outstanding as of December 31, 2010 cannot be known with certainty as of this report's date, we rely on prior experience. Our historical collection losses have typically been infrequent with write-offs of trade receivables being less than 1% of sales during past years. Accordingly, we have maintained a general allowance up to approximately 5% of the gross trade receivables balance in order to allow for future collection losses that arise from customer accounts that do not indicate the inability to pay but turn out to have such an inability. Currently, our general allowance on trade receivables is approximately 1.1% of gross receivables. As revenues and total receivables increase, the allowance balance may also increase. We also maintain a specific allowance for customer accounts that we know may not be collectible due to various reasons such as bankruptcy and other customer liquidity issues. We analyze our trade receivable portfolio based on the age of each customer's invoice. In this way, we can identify those accounts that are more likely than not to have collection problems. We may reserve a portion or all of the customer's balance.

Excess and Obsolete Inventory

The allowance for obsolete and slow moving inventory was approximately $2.6 million at December 31, 2010 as compared to approximately $2.3 million at December 31, 2009. The reserve for slow-moving, excess, or obsolete inventory is used to state our inventories at the lower of cost or market. Because the amount of inventory that we will actually recoup through sales cannot be known with certainty at any particular time, we rely on past sales experience, future sales forecasts, and our strategic business plans. Generally, in analyzing our inventory levels, we classify inventory as having been used or unused during the past year and establish a reserve based upon several factors, including, but not limited to, business forecasts, inventory quantities and historic usage profile.

Supplemental to the aforementioned analysis, specific inventory items are reviewed individually by management. Based on the review, considering business levels, future prospects, new products and technology changes, the valuation of specific inventory items may be adjusted to reflect an accurate valuation, in the business judgment of management. Management also performs a determination of net realizable value for all finished goods with a selling price below cost. For all such items, the inventory is valued at not more than the selling price.

Software Development

We account for the costs of software within its products in accordance with ASC Topic 985-20 "*Costs of Software to be Sold, Leased or Marketed*", under which certain software costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. We determine technological feasibility to be established upon the internal release of a detailed program design as specified by Topic 985-20. Upon the general release of the product to customers, development costs for that product are amortized over periods not exceeding five years, based on current and future revenue of the product. Net capitalized software costs totaled approximately $3.8 million as of December 31, 2010.

Income Taxes

We account for income taxes using the asset and liability method specified by ASC Topic 740, "*Income Taxes*", as modified by ASC Topic 740-10-05. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply in the period in which the deferred tax asset or liability is expected to be realized. The effect of changes in net deferred tax assets and liabilities is recognized on the our consolidated balance sheets and consolidated statements of operations in the period in which the change is recognized. Valuation allowances are provided to the extent that impairment of tax assets are more likely than not. In determining whether a tax asset is realizable, we consider among other things, estimates of future earnings based on information currently available, current and anticipated customers, contracts and new product introductions, as well as recent operating results and certain tax planning strategies. If we fail to achieve the future results anticipated in the calculation and valuation of net deferred tax assets, we may be required to adjust the valuation allowance related to our deferred tax assets in the future.

Forward-Looking Statements

We believe that it is important to communicate our future expectations to our security holders and to the public. This report, therefore, contains statements about future events and expectations which are "forward-looking statements" within the meaning of Sections 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934, including the statements about our plans, objectives, expectations and prospects under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations." You can expect to identify these statements by forward-looking words such as "may," "might," "could," "would," "will," "anticipate," "believe," "plan," "estimate," "project," "expect," "intend," "seek" and other similar expressions. Any statement contained in this report that is not a statement of historical fact may be deemed to be a forward-looking statement. Although we believe that the plans, objectives, expectations and prospects reflected in or suggested by our forward-looking statements are reasonable, those statements involve risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements, and we can give no assurance that our plans, objectives, expectations and prospects will be achieved.

Important factors that might cause our actual results to differ materially from the results contemplated by the forward-looking statements are contained in "*Item 1A. Risk Factors*" and elsewhere in this report and in our subsequent filings with the Securities and Exchange Commission. We assume no obligation to publicly update or revise any forward-looking statements made in this report, whether as a result of new information, future events, changes in assumptions or otherwise, after the date of this report. Readers are cautioned not to place undue reliance on these forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We may be subject to the risk of fluctuating interest rates in the ordinary course of business for borrowings under our revolving credit facility, which bear interest at a variable rate. The lender presently charges interest at the prime rate plus 50 basis points. As of December 31, 2010, we had $2.0 million in outstanding borrowings under this facility bearing interest at 4.50% per annum. Interest rate changes on variable debt impacts the interest incurred and cash flows but does not impact the net market value of the debt instrument. Based on our variable rate debt as of December 31, 2010, it is estimated that a 100 basis point increase in interest rates on our revolving line of credit would result in an additional $20,000 in interest incurred per year on its line of credit and a 100 basis point decline would lower interest incurred by $20,000 per year.

Item 8. Financial Statements and Supplementary Data

See pages F-1 through F-20.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
RELM Wireless Corporation
West Melbourne, Florida

We have audited the accompanying consolidated balance sheets of RELM Wireless Corporation as of December 31, 2010 and 2009 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RELM Wireless Corporation at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Miami, Florida
March 2, 2011

RELM WIRELESS CORPORATION
CONSOLIDATED BALANCE SHEETS
(in Thousands, except share data)

	December 31, 2010	December 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ **5,050**	$ 7,660
Trade accounts receivable (net of allowance for doubtful accounts of $44 in 2010 and 2009)	**3,900**	3,767
Inventories, net	**11,942**	6,623
Deferred tax assets	**2,165**	1,611
Prepaid expenses and other current assets	**703**	896
Total current assets	**23,760**	20,557
Property, plant and equipment, net	**1,357**	1,306
Deferred tax assets, net	**5,637**	6,183
Capitalized software, net	**3,776**	3,024
Other assets	**262**	351
Total assets	$ **34,792**	$ 31,421
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ **2,753**	$ 1,250
Accrued compensation and related taxes	**795**	1,086
Accrued warranty expense	**266**	228
Accrued other expenses and other current liabilities	**202**	195
Total current liabilities	**4,016**	2,759
Deferred revenue	$ **386**	$ —
Long-term debt	$ **2,000**	$ —
Commitments and contingencies		
Stockholders' equity:		
Preferred stock; $1.00 par value; 1,000,000 authorized shares none issued or outstanding.	—	—
Common stock; $.60 par value; 20,000,000 authorized shares: 13,508,815 and 13,416,127 issued and outstanding shares at December 31, 2010 and 2009, respectively	**8,105**	8,050
Additional paid-in capital	**24,404**	24,071
Accumulated deficit	**(4,119)**	(3,459)
Total stockholders' equity	**28,390**	28,662
Total liabilities and stockholders' equity	$ **34,792**	$ 31,421

See notes to consolidated financial statements.

RELM WIRELESS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in Thousands, except per share data)

	Years Ended December 31,		
	2010	2009	2008
Sales, net	**$ 25,954**	$ 27,989	$ 19,175
Expenses			
Cost of products	**14,627**	14,323	10,105
Selling, general and administrative	**11,955**	10,167	12,119
	26,582	24,490	22,224
Operating (loss) income	**(628)**	3,499	(3,049)
Other (expense) income:			
Interest expense	**(30)**	(47)	(7)
Interest income	**1**	6	150
Other income (expense)	**4**	(4)	(6)
Total other (expense) income	**(25)**	(45)	137
(Loss) income before income taxes	**(653)**	3,454	(2,912)
Income tax (expense) benefit	**(7)**	(1,091)	1,286
Net (loss) income	**$ (660)**	$ 2,363	$ (1,626)
Net (loss) income per share-basic:	**$ (0.05)**	$ 0.18	$ (0.12)
Net (loss) income per share-diluted:	**$ (0.05)**	$ 0.17	$ (0.12)
Weighted average shares outstanding-basic	**13,480**	13,411	13,403
Weighted average shares outstanding-diluted	**13,480**	13,600	13,403

See notes to consolidated financial statements.

RELM WIRELESS CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in Thousands, except share data)

	Common Stock		Additional paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance at December 31, 2007	13,395,871	$ 8,037	$ 23,953	$ (4,196)	$ 27,794
Common stock option exercise and issued	15,000	9	3	—	12
Share-based compensation expense	—	—	64	—	64
Net loss	—	—	—	(1,626)	(1,626)
Balance at December 31, 2008	13,410,871	8,046	24,020	(5,822)	26,244
Common stock option exercise and issued	5,256	4	(4)	—	—
Share-based compensation expense	—	—	55	—	55
Net income	—	—	—	2,363	2,363
Balance at December 31, 2009	13,416,127	8050	24,071	(3,459)	28,662
Common stock option exercise and issued	92,688	55	32	—	87
Excess tax benefit from share-based compensation	—	—	20	—	20
Share based compensation expense	—	—	281	—	281
Net loss	—	—	—	(660)	(660)
Balance at December 31, 2010	**13,508,815**	**$ 8,105**	**$ 24,404**	**$ (4,119)**	**$ 28,390**

See notes to consolidated financial statements.

RELM WIRELESS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(in Thousands, except share data)

	Years Ended December 31,		
	2010	2009	2008
Operating activities			
Net (loss) income	$ (660)	$ 2,363	$ (1,626)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Allowance for doubtful accounts	17	5	102
Inventories reserve	271	245	331
Deferred tax benefit (expense)	12	1,406	(1,296)
Depreciation and amortization	811	672	384
Share-based compensation expense	281	55	64
Excess tax benefit from share-based payment arrangement	(20)	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(150)	(2,003)	121
Inventories	(5,590)	2,906	(1,206)
Prepaid expenses and other current assets	193	35	166
Other assets	89	4	108
Accounts payable	1,503	(599)	688
Accrued compensation and related taxes	(291)	469	(70)
Accrued warranty expense	38	(74)	62
Deferred revenue	386	—	—
Accrued other expenses and other current liabilities	7	85	(153)
Net cash (used in) provided by operating activities	(3,103)	5,569	(2,325)
Investing activities			
Purchases of property, plant and equipment	(465)	(357)	(432)
Capitalized software	(1,149)	(1,527)	(1,732)
Net cash used in investing activities	(1, 614)	(1,884)	(2,164)
Financing activities			
Proceeds from issuance of common stock	87	—	12
Excess tax benefit from share-based payment arrangement	20	—	—
Proceeds from debt	2,000	—	1,500
Repayment of revolving credit line	—	(1,500)	—
Net cash provided by (used in) financing activities	2,107	(1,500)	1,512
(Decrease) increase in cash	(2,610)	2,185	(2,977)
Cash and cash equivalents, beginning of year	7,660	5,475	8,452
Cash and cash equivalents, end of year	$ 5,050	$ 7,660	$ 5,475
Supplemental disclosure			
Cash paid for interest	$ 30	$ 47	$ 7
Cash paid for income taxes	$ 11	$ 50	$ 38
Non-cash financing activity			
Cashless exercise of stock options	$ 7	$ 4	$ —

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Description of Business

RELM Wireless Corporation and its subsidiary's (collectively, the "Company") primary business is the designing, manufacturing, and marketing of wireless communications equipment consisting primarily of two-way land mobile radios and related products which are sold in two primary markets: (1) the government and public safety market and (2) business and industrial market. The Company has only one reportable business segment.

Principles of Consolidation

The accounts of the Company have been included in the accompanying consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

Inventories

Inventories are stated at the lower of cost (determined by the average cost method) or market. Freight costs are classified as a component of cost of products in the accompanying consolidated statements of operations.

Property, Plant and Equipment

Property, plant and equipment is carried at cost. Expenditures for maintenance, repairs and minor renewals are expensed as incurred. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the resulting gain or loss is reflected in operations for the period.

Depreciation is generally computed on the straight-line method using lives of 3 to 10 years on machinery and equipment and 5 to 10 years on buildings and building improvements.

Capitalized Software Costs

Capitalized software development costs are those incurred during the programming, codification and testing phase. Costs incurred during the design and planning, product definition and product specification state are accounted for as expenses.

The amortization of capitalized software costs during a reporting period is the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product and (b) the straight-line method over the remaining estimated economic life of the software or the product they are incorporated within.

Impairment of Long-Lived Assets

Management regularly reviews long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets which considers the discounted future net cash flows. No long-lived assets were considered impaired at December 31, 2010.

(in Thousands, except share data and percentages)

1. Summary of Significant Accounting Policies (Continued)

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on specifically identified amounts that the Company believes to be uncollectible. The Company also records additional allowance based on certain percentages of the Company's aged receivables, which are determined based on historical experience and the Company's assessment of the general financial conditions affecting the Company's customer base. If the Company's actual collections experience changes, revisions to the Company's allowance may be required. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, management believes the allowance for doubtful accounts as of December 31, 2010 is adequate.

Revenue Recognition

Sales revenue is recognized when the earnings process is complete and collection is reasonably assured. The earnings process is generally complete when the product is shipped or received by the customer, depending upon whether the title to the goods, as well as the risks and benefits of ownership are transferred to the customer at point of shipment or point of delivery. However, sales to the federal government are recognized when the products are delivered. For extended warranties, sales revenue associated with the warranty is deferred at the time of sale and later recognized on a straight-line basis over the extended warranty period.

The Company periodically reviews its revenue recognition procedures to assure that such procedures are in accordance with ASC Topic 605 Revenue Recognition. Surcharges collected on certain sales to government customers and remitted to governmental agencies are not included in revenues or in costs and expenses.

Income Taxes

The Company accounts for income taxes using the asset and liability method specified by ASC Topic 740, "*Income Taxes*", as modified by ASC Topic 740-10-05. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply in the period in which the deferred tax asset or liability is expected to be realized. The effect of changes in net deferred tax assets and liabilities is recognized on the Company's consolidated balance sheets and consolidated statements of operations in the period in which the change is recognized. Valuation allowances are provided to the extent that impairment of tax assets are more likely than not. In determining whether a tax asset is realizable, the Company considers among other things, estimates of future earnings based on information currently available, current and anticipated customers, contracts and new product introductions, as well as recent operating results during 2010, 2009 and 2008 and certain tax planning strategies. If the Company fails to achieve the future results anticipated in the calculation and valuation of net deferred tax assets, the Company may be required to adjust the valuation allowance related to its deferred tax assets in the future.

Concentration of Credit Risk

The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. At December 31, 2010, 2009 and 2008, accounts receivable from governmental customers were approximately $3,829, $1,544 and $727, respectively. Generally receivables generally are due within 30 days. Credit losses relating to customers consistently have been within management's expectations.

(in Thousands, except share data and percentages)

1. Summary of Significant Accounting Policies (Continued)

The Company primarily maintains cash balances at one financial institution. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250. From time to time, the Company has had cash in financial institutions in excess of federally insured limits. As of December 31, 2010, the Company had cash and cash equivalents in excess of FDIC limits of approximately $4,100.

Manufacturing and Raw Materials

The Company relies upon a limited number of manufacturers to produce its products and on a limited number of component suppliers. The Company also places a substantial emphasis on manufacturing in other countries. Approximately 65.5% of the Company's material, subassembly and product procurements in 2010 were sourced internationally, of which approximately 55.1% were sourced from one supplier. For 2009, approximately 60% of the Company's material, subassembly and product procurements in 2009 were sourced internationally, of which approximately 30% were sourced from one supplier. For 2008, the Company's internationally sourced material, subassembly and product procurements totaled approximately 60%, of which approximately 38% were sourced from one supplier. Purchase orders denominated in U.S. dollars are placed with these suppliers from time to time and there are no guaranteed supply arrangements or commitments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of sales and expenses during the reporting period. Significant estimates include accounts receivable allowances, inventory obsolescence reserves, warranty reserves, and income tax accruals. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's management believes that carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities approximates fair value due to the short-term nature of these financial instruments.

Shipping and Handling Costs

Shipping and handling costs are classified as a part of cost of revenues in the accompanying consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008. Amounts billed to a customer, if any, for shipping and handling are reported as a revenue.

Advertising and Promotion Costs

The cost for advertising and promotion is expensed as incurred. Advertising and promotion expense are classified as part of selling, general and administrative expenses in the accompanying consolidated statements of operations. For the years ended December 31, 2010, 2009, and 2008, such expenses totaled $328, $299, and $410, respectively.

Research and Development Costs

Included in selling, general and administrative expenses for the years ended December 31, 2010, 2009, and 2008 are research and development costs of $4,859, $3,562, and $4,527, respectively.

(in Thousands, except share data and percentages)

1. Summary of Significant Accounting Policies (Continued)

Share-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued ASC Topic 718, "*Compensation-Stock Compensation.*" This Topic requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which the employee is required to provide service in exchange for the award requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in ASC Topic 718.

Earnings Per Share

Earnings per share amounts are computed and presented for all periods in accordance with ASC Topic 260-10-05, "*Earnings per Share.*"

Comprehensive Income

Pursuant to ASC Topic 220-10-05, "*Reporting Comprehensive Income*", the Company is required to report comprehensive income (loss) and its components in its consolidated financial statements. The Company does not have any significant components of other comprehensive income (loss) to be reported under ASC Topic 220-10-05. Total comprehensive income (loss) is equal to net income (loss) reported for all periods presented in the consolidated financial statements.

Product Warranty

The Company offers two-year warranties to its customers depending on the specific product and terms of the customer purchase agreement. The Company's typical warranties require it to repair and replace defective products during the warranty period at no cost to the customer. At the time the product revenue is recognized, the Company records a liability for estimated costs under its warranties. The costs are estimated based on historical experience. The Company periodically assesses the adequacy of its recorded liability for product warranties and adjusts the amount as necessary.

Recent Accounting Pronouncements

In October 2009, the FASB issued Accounting Standard Update (ASU 2009-14) which amended the accounting requirements under the *Software Topic*, ASC 985-605 Revenue Recognition. The objective of this update is to address the accounting for revenue arrangements that contain tangible products and software. Specifically, products that contain software that is "more than incidental" to the product as a whole will be removed from the scope of Accounting Standard Codification (ASC) subtopic 985-605 (previously AICPA Statement of Position 97-2). The amendments align the accounting for these revenue transaction types with the amendments under ASU 2009-13. The guidance provided within ASU 2009-14 is effective for fiscal years beginning on or after June 15, 2010 and allows for either prospective or retrospective application, with early adoption permitted. The Company's adoption of this guidance did not have a material impact on its consolidated financial statements.

(in Thousands, except share data and percentages)

1. Summary of Significant Accounting Policies (Continued)

In October 2009, the FASB issued ASU2009-13, Revenue Recognition – Multiple Deliverable Revenue Arrangements. ASU 2009-13 updates the existing multiple-element revenue arrangements guidance currently included in ASC 605-25. The revised guidance provides for two significant changes to the existing multiple-element revenue arrangements guidance. The first change relates to the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. This change will result in the requirement to separate more deliverables within an arrangement, ultimately leading to less revenue deferral. The second change modifies the manner in which the transaction consideration is allocated across the separately identified deliverables. Together, these changes will result in earlier recognition of revenue and related costs for multiple-element arrangements than under previous guidance. This guidance expands the disclosures required for multiple-element revenue arrangements and is effective for interim and annual reporting periods beginning after June 15, 2010. The Company adopted this guidance in 2010.

In January 2010, the FASB issued ASU 2010-06, which requires new fair value disclosures pertaining to significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers and activity. For Level 3 fair value measurements, purchases, sales, issuances and settlements must be reported on a gross basis. Further, additional disclosures are required by class of assets or liabilities, as well as inputs used to measure fair value and valuation techniques. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. The Company's adoption of this guidance did not have a material impact on its consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, which amends subsequent event disclosure requirements for SEC filers. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This ASU was effective upon issuance and the Company's adoption of this ASU did not result in a material impact on its consolidated financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. Inventories, net

Inventories, which are presented net of allowance for obsolete and slow moving inventory, consisted of the following:

	December 31, 2010	December 31, 2009
Finished goods	$ 3,110	$ 1,879
Work in process	6,075	2,172
Raw materials	2,757	2,572
	$ 11,942	$ 6,623

(in Thousands, except share data and percentages)

2. Inventories, net (Continued

Changes in the allowance for obsolete and slow moving inventory is as follows:

	Years Ended December 31,		
	2010	2009	2008
Balance, beginning of year	**$ 2,346**	$ 2,405	$ 2,224
Charged to cost of sales	**271**	245	331
Disposal of inventory	**—**	(304)	(150)
Balance, end of year	**$ 2,617**	$ 2,346	$ 2,405

3. Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts is composed of the following:

	Years Ended December 31,		
	2010	2009	2008
Balance, beginning of year	**$ 44**	$ 81	$ 52
Provision for doubtful accounts	**17**	5	102
Uncollectible accounts written off	**(17)**	(42)	(73)
Balance, end of year	**$ 44**	$ 44	$ 81

4. Property, Plant and Equipment, net

Property, plant and equipment, net include the following:

	December 31,	
	2010	2009
Leasehold improvements	**$ 269**	$ 246
Machinery and equipment	**4,724**	4,305
Less accumulated depreciation and amortization	**(3,636)**	(3,245)
Property, plant and equipment, net	**$ 1,357**	$ 1,306

Depreciation and amortization expense relating to property, plant, and equipment for the years ended December 31, 2010, 2009 and 2008 was $414, $437 and $384, respectively.

5. Accounting for Software Costs

The Company accounts for the costs of software within its products in accordance with ASC Topic 985-20 "*Costs of Software to be Sold, Leased or Marketed*", under which certain software costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. The Company determines technological feasibility to be established upon the internal release of a detailed program design as specified by Topic 985-20. Upon the general release of the product to customers, development costs for that product are amortized over periods not exceeding five years, based on current and future revenue of the product. Net capitalized software costs totaled $3,776 and $3,024 as of December 31, 2010 and 2009, respectively. As of December 31, 2010, 2009 and 2008, the Company's accumulated amortization expense for capitalized software was approximately $631, $235 and $0, respectively.

(in Thousands, except share data and percentages)

6. Debt

The Company has a secured revolving credit facility with Silicon Valley Bank (SVB). On October 20, 2010, the loan and security agreement, which governs the revolving credit facility, was amended. Under the amended loan and security agreement, the revolving credit facility's maximum borrowing availability was increased to $5,000 from $3,500, its maturity date was extended to December 31, 2012 from October 23, 2010, the variable rate at which borrowings bear interest was reduced to prime rate plus 50 basis points from prime rate plus 100 basis points and the Company's minimum "tangible net worth", as defined in the agreement, requirement was reset at $25,350 (such minimum requirement still continuing to be subject to increase by (i) 50% of quarterly net profits and (ii) 75% of the net proceeds received from issuances of equity and issuances of "subordinated debt"). The maximum that the Company could borrow at any given time is based on among other things, eligible accounts receivable, inventory, and cash.

The Company is subject to substantially the same customary borrowing terms and conditions under the SVB credit facility as prior to amending the loan and security agreement, including the accuracy of representations and warranties, compliance with financial maintenance and restrictive covenants and the absence of events of default. For instance, the Company is required to maintain at all times, tested on the last day of each month: (1) a ratio of "quick assets to current liabilities" minus "deferred revenue" (all as defined in the loan and security agreement, as amended) of at least 1.75:1.00. Advances may be prepaid in whole or in part without premium or penalty. "). The Company is prohibited from paying cash dividends on its common stock. The Company's obligations are secured by substantially all of its assets, principally accounts receivable and inventory. As of December 31, 2010, borrowings outstanding under the credit facility totaled $2,000 and the Company had approximately $1,400 of additional borrowing availability.

7. Leases

The Company leases approximately 54,000 square feet of industrial space in West Melbourne, Florida. The original lease, which expired on June 30, 2005, was renewed for an additional five years with an expiration date of June 30, 2010. In December 2008, the lease was amended to reduce the monthly rent expense and extend the expiration date by five years to June 30, 2015. Rental, maintenance and tax expenses for this facility were approximately $447, $422 and $503 in 2010, 2009 and 2008, respectively. The Company also leases 8,100 square feet of office space in Lawrence, Kansas, to accommodate a portion of the Company's engineering team. The lease, which expired on December 31, 2009, was renewed for an additional five years with an expiration date of December 31, 2014. Rental, maintenance and tax expenses for this facility were approximately $92 in 2010 and $81 in 2009 and 2008.

The following table summarizes future minimum rental payments under these leases as of December 31, 2010:

2011	$ 551
2012	551
2013	551
2014	551
2015	229
Later years	—
	$ 2,433

(in Thousands, except share data and percentages)

8. Income Taxes

The income tax (expense) benefit is summarized as follows:

	Years Ended December 31,		
	2010	2009	2008
Current:			
Federal	$ **3**	$ (317)	$ 7
State	**2**	2	3
	5	(315)	10
Deferred:			
Federal	**32**	1,327	(1,151)
State	**(30)**	79	(145)
	2	1,406	(1,296)
	$ 7	$ 1,091	$ (1,286)

A reconciliation of the statutory United States income tax rate to the effective income tax rate follows:

	Years Ended December 31,		
	2010	**2009**	**2008**
Statutory U.S. income tax rate	(34.0)%	34.0%	(34.0)%
States taxes, net of federal benefit	(4.4)%	2.4%	3.0%
Permanent differences	19.0%	1.1%	0.6%
Change in valuation allowance	52.0%	0.0%	(0.7)%
Change in net operating loss carryforwards and tax credits	(33.2)%	(5.5)%	(9.6)%
Other	1.7%	(0.4)%	(3.5)%
Effective income tax rate	1.1%	31.6%	(44.2)%

(in Thousands, except share data and percentages)

8. Income Taxes (Continued)

The components of the deferred income tax assets (liabilities) are as follows:

	December 31,			
	2010		2009	
	Current	Long Term	Current	Long Term
Deferred tax assets:				
Operating loss carryforwards	$ 368	$ 5,359	$ —	$ 5,527
R and D tax credit	—	832	—	616
AMT tax credit	—	122	—	139
Section 263A costs	293	—	403	—
Research and development costs	132	108	132	240
Amortization	—	11	—	(48)
Asset reserves:				
Bad debts	16	—	16	—
Inventory reserve	933	—	837	—
Accrued expenses:				
Non-qualified stock options	—	77	—	77
Compensation	190	—	142	—
Warranty	233	—	81	—
Deferred tax assets	2,165	6,509	1,611	6,599
Less valuation allowance	—	(320)	—	—
Less APIC pool reserve	—	(380)	—	(360)
Total deferred tax assets	2,165	5,809	1,611	6,239
Deferred tax liabilities:				
Depreciation	—	(172)	—	(8)
Total deferred tax liabilities	—	(172)	—	(8)
Net deferred tax assets	$ 2,165	$ 5,637	$ 1,611	$ 6,183

As of December 31, 2010, the Company had a net deferred tax asset of approximately $7,802. This asset is primarily composed of net operating loss carry forwards (NOLs). The NOLs total $13,621 for federal and $19,374 for state purposes, with expirations starting in 2017. Included in the Company's NOLs as of December 31, 2010 is approximately $1,009 from the exercises of stock options. The benefit from utilization of this portion of the NOL, which equates to a deferred tax asset of approximately $380 and is reserved through a valuation allowance at December 31, 2010, will be recorded as a debit to valuation allowance and credit to additional paid in capital when the related deferred tax asset is realized.

During 2010 and 2009 the Company utilized $150 and $2,439 respectively, of its NOLs. The deferred tax asset amounts are based upon management's conclusions regarding, among other considerations, the Company's current and anticipated customer base, contracts, and product introductions, certain tax planning strategies, and management's estimates of future earnings based on information currently available, as well as recent operating results during 2010, 2009, and 2008. ASC Topic 740 "Income Taxes" requires that all positive and negative evidence be analyzed to determine if, based on the weight of available evidence, the Company is more likely than not to realize the benefit of the deferred tax asset.

(in Thousands, except share data and percentages)

8. Income Taxes (Continued)

The Company has evaluated the available evidence and the likelihood of realizing the benefit of its deferred tax asset. Based on this evaluation, the weight of available evidence supports the conclusion that the Company, more likely than not, will not realize a portion of the benefit of its state deferred tax assets. For 2010, the Company has established a valuation allowance of $320 for the portion of benefit of its state deferred tax assets that more likely than not will not be realized. Should the factors underlying management's analysis change, future valuation adjustments to the Company's net deferred tax assets may be necessary. If future losses are incurred, it may be necessary to record an additional valuation allowance related to the Company's net deferred tax assets recorded as of December 31, 2010. It cannot presently be estimated what, if any, changes to the valuation of the Company's deferred tax asset may be deemed appropriate in the future. The 2010 federal and state net operating loss and tax credit carryforwards could be subject to limitation if, within any three year period prior to the expiration of the applicable carryforward period, there is a greater than 50% change in ownership of the Company.

For the years ended December 31, 2010, 2009, and 2008, the Company incurred $3, $45 and $0, respectively in alternative minimum tax expense in connection with the federal limitation on alternative tax net operating loss carry-forwards.

As a result of the implementation of ASC Topic 740 "Income Taxes", the Company performed a comprehensive review of its portfolio of uncertain tax positions in accordance with recognition standards established by ASC Topic 740 "Income Taxes". In this regard, an uncertain tax position represents the Company's expected treatment of a tax position taken in a filed tax return or planned to be taken in a future tax return, that has not been reflected in measuring income tax expense for financial reporting purposes. As a result of this review, on January 1, 2010, the Company is not aware of any uncertain tax positions that would require additional liabilities or which such classification would be required. The amount of unrecognized tax positions did not change as of December 31, 2010 and the Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

The Company files federal income tax returns, as well as multiple state and local jurisdiction tax returns. A number of years may elapse before an uncertain tax position is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution on any particular uncertain tax position, the Company believes that its reserves for income taxes reflect the most probable outcome. The Company adjusts these reserves, as well as the related interest, in light of changing facts and circumstances. The resolution of a matter would be recognized as an adjustment to the provision for income taxes and the effective tax rate in the period of resolution. The calendar years 2007, 2008, and 2009 are still open to IRS examination under the statute of limitations. An IRS examination on the Company's 2007 calendar year was recently closed with no change.

(in Thousands, except share data and percentages)

9. Income Per Share

The following table sets the computation of basic and diluted (loss) income per share:

	Years ended December 31,		
	2010	2009	2008
Numerator:			
Net (loss) income from continuing operations numerator for basic and diluted earnings per share	$ **(660)**	$ 2,363	$ (1,626)
Denominator:			
Denominator for basic earnings per share weighted average shares	**13,479,601**	13,411,188	13,402,597
Effect of dilutive securities:			
Stock options	—	188,555	—
Denominator for diluted earnings per share weighted average shares	**13,479,601**	13,599,743	13,402,597
Basic (loss) income per share	$ **(0.05)**	$ 0.18	$ (0.12)
Diluted (loss) income per share	$ **(0.05)**	$ 0.17	$ (0.12)

Approximately 1,000,000, 183,912, and 1,192,000 stock options for the years ended December 31, 2010, 2009, and 2008, respectively, were excluded from the calculation because they were anti-dilutive.

10. Share-Based Employee Compensation

The Company has employee and non-employee director stock option programs. Related to these programs, and in accordance with ASC Topic 718, "*Compensation-Stock Compensation*", the Company recorded $281, $55 and $64 of share-based employee compensation expense during the years ended December 31, 2010, 2009 and 2008, respectively, and is included as a component of cost of products and selling, general and administrative expenses in the accompanying consolidated statements of operations. No amount of share–based employee compensation expense was capitalized as part of capital expenditures or inventory for the years presented.

The Company uses the Black-Scholes-Merton option valuation model to calculate the fair value of a stock option grant. The share-based employee compensation expense recorded in the years ended December 31, 2010, 2009 and 2008 was calculated using the assumptions noted in the following table. Expected volatilities are based on the historical volatility of the Company's common stock over the period of time commensurate with the expected life of the stock options. While the Company paid a one-time special cash dividend in 2007, it has never paid a cash dividend previously, nor is a cash dividend planned for the future. Accordingly, the assumed dividend yield is zero. The Company has estimated its future stock option exercises. The expected term of option grants is based upon the observed and expected time to the date of post vesting exercises and forfeitures of options by the Company's employees. The risk-free interest rate is derived from the average U.S. Treasury rate for the period, which approximates the rate at the time of the stock option grant.

	FY 2010	FY 2009	FY 2008
Expected Volatility	76.6% - 83.7%	72.8% - 88.8%	61.7% - 88.7%
Expected Dividends	0.00	0.00	0.00
Expected Term (In years)	3.0 - 6.5	3.0 - 6.5	3.0 - 6.0
Risk-Free Rate	2.54%	1.56%	2.86%
Estimated forfeitures	0.0%	0.0%	0.0%

(in Thousands, except share data and percentages)

10. Share-Based Employee Compensation (Continued)

A summary of stock option activity under our stock option plans as of December 31, 2010, and changes during the year ended December 31, 2010 are presented below:

As of January 1, 2010	Stock Options	Wgt. Avg. Exercise Price ($)	Wgt. Avg. Remaining Contractual Life (Years)	Wgt Avg. Grant Date Fair Value ($)	Aggregate Intrinsic Value ($)
Outstanding	979,912	2.34	—	1.53	—
Vested	883,245	2.42	—	1.60	—
Nonvested	96,667	1.58	—	0.84	—
Period activity					
Issued	155,000	3.78	—	2.59	—
Exercised	103,688	1.05	—	0.72	—
Forfeited	26,000	0.81	—	0.57	—
Expired	5,000	1.00	—	0.71	—
As of December 31, 2010					
Outstanding	1,000,224	2.74	3.46	1.81	311,020
Vested	861,889	2.65	2.76	1.73	307,686
Nonvested	138,335	3.31	7.83	2.26	3,334

Outstanding:

Range of Exercise Prices ($)		Stock Options Outstanding	Wgt. Avg. Exercise Price ($)	Wgt. Avg. Remaining Contractual Life (Years)
0.77	1.00	44,012	0.99	0.60
1.10	2.80	647,300	1.48	2.49
4.07	4.50	229,508	4.22	6.75
6.33	11.40	79,404	9.68	3.46
		1,000,224	2.74	3.46

Exercisable:

Range of Exercise Prices ($)		Stock Options Exercisable	Wgt. Avg. Exercise Price ($)
0.77	1.00	44,012	0.99
1.10	2.80	592,299	1.42
4.07	4.50	146,174	4.31
6.33	11.40	79,404	9.68
		861,889	2.65

The weighted-average grant-date fair value of options granted during the years 2010, 2009, and 2008 was $2.59, $0.41, and $0.99, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2010, 2009, and 2008, was approximately $240, $20, and $12, respectively.

(in Thousands, except share data and percentages)

11. Significant Customers

Sales to the United States Government represented approximately 70%, 60% and 42% of the Company's total sales for the years ended December 31, 2010, 2009, and 2008, respectively. These sales were primarily to the various government agencies, including those within the United States Department of Defense, the United States Forest Service, and the United States Department of the Interior. Sales to foreign markets were approximately 2%, 1% and 2% of total sales in 2010, 2009 and 2008.

12. Retirement Plans

The Company sponsors a participant contributory retirement (401K) plan, which is available to all employees. The Company's contribution to the plan is either a percentage of the participants contribution (50% of the participants contribution up to a maximum of 6%) or a discretionary amount. For the years ended December 31, 2010, 2009 and 2008, total contributions made by the Company were $108, $99 and $122, respectively.

13. Commitments and Contingencies

Royalty Commitment

In 2002, the Company entered into a technology license related to its development of digital products. Under this agreement, the Company is obligated to pay a royalty for each product sold that utilizes the technology covered by this agreement. The Company paid $98, $91 and $35 for the years ended December 31, 2010, 2009 and 2008, respectively. The agreement has an indefinite term, and can be terminated by either party under certain conditions.

Purchase Commitments

The Company has non-cancelable purchase commitments for inventory totaling $5,781 as of December 31, 2010.

Self Insured Health Benefits

The Company maintains a self-insured health benefit plan for its employees. This plan is administered by a third party. As of December 31, 2010, the plan had a stop loss provision insuring losses beyond $70 per employee per year and an aggregate stop loss of $837. As of December 31, 2010, the Company recorded an accrual for unpaid claims in the amount of approximately $90 in the accrued liabilities in the Company's consolidated statement of financial condition. This amount represents the Company's estimate of incurred but not reported claims as of December 31, 2010.

(in Thousands, except share data and percentages)

13. Commitments and Contingencies (Continued)

Liability for Product Warranties

Changes in the Company's liability for product warranties during the years ended December 31, 2010, 2009 and 2008 are as follows:

	Balance at Beginning of Year	Warranties Issued	Warranties Settled	Balance at End of Year
2010	$228	263	(225)	$266
2009	$302	228	(302)	$228
2008	$240	302	(240)	$302

Legal Proceedings

From time to time the Company may be involved in various claims and legal actions arising in the ordinary course of its business. There were no pending material claims or legal matters as of December 31, 2010.

RELM WIRELESS CORPORATION
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in Thousands, except share data and percentages)

14. Quarterly Financial Data (Unaudited)

Selected quarterly financial data is summarized below:

	Quarters Ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Year Ended December 31, 2010				
Sales, net	$6,449	$7,079	$7,052	$5,374
Gross profit	2,964	3,401	3,272	1,690
Net income (loss)	1	339	127	(1,127)
Earnings (loss) per share – basic	0.00	0.03	0.01	(0.08)
Earnings (loss) per share – diluted	0.00	0.02	0.01	(0.08)

	Quarters Ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Year Ended December 31, 2009				
Sales, net	$3,973	$9,876	$8,292	$5,848
Gross profit	1,615	4,894	4,234	2,923
Net (loss) income	(867)	1,954	927	349
(Loss) earnings per share – basic	(0.06)	0.15	0.07	0.03
(Loss) earnings per share – diluted	(0.06)	0.15	0.07	0.03

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer (who serves as our principal financial and accounting officer) have evaluated the effectiveness of our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of December 31, 2010. Based on this evaluation they have concluded that our disclosure controls and procedures were effective as of December 31, 2010.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with United States generally accepted accounting principles. Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

An internal control material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected.

Our management, including our principal executive officer and principal accounting officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010, and concluded that our internal controls over financial reporting were effective as of December 31, 2010. In making the assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially effect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to RELM's definitive proxy statement to be filed within 120 days of its fiscal year end in connection with solicitation of proxies for its 2011 annual meeting of stockholders.

Item 11. Executive Compensation

Information required by this item is incorporated by reference to RELM's definitive proxy statement to be filed within 120 days of its fiscal year end in connection with solicitation of proxies for its 2011 annual meeting of stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to RELM's definitive proxy statement to be filed within 120 days of its fiscal year end in connection with solicitation of proxies for its 2011 annual meeting of stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is incorporated by reference to RELM's definitive proxy statement to be filed within 120 days of its fiscal year end in connection with solicitation of proxies for its 2011 annual meeting of stockholders.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to RELM's definitive proxy statement to be filed within 120 days of its fiscal year end in connection with solicitation of proxies for its 2011 annual meeting of stockholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as a part of this report:

1. Consolidated Financial Statements listed below:

(b) Exhibits: The exhibits listed below are filed as a part of, or incorporated by reference into this report:

Number	Exhibit
3(i)	Articles of Incorporation (2)
3(ii)	Certificate of Amendment to Articles of Incorporation (3)
3(iii)	By-Laws, as amended (6)
10.1	1996 Stock Option Plan for Non-Employee Directors (1)
10.2	1997 Stock Option Plan, as amended (7)
10.3	2007 Non-Employee Directors' Stock Option Plan (11)
10.4	2007 Incentive Compensation Plan (11)
10.5	Manufacturing Agreement (3)
10.6	Contract dated July 6, 2005 between RELM Wireless Corporation and the United States Postal Service (8)
10.7	Form of Non-Employee Director Option Agreement (9)
10.8	Form of Option Agreement for 1997 Stock Option Plan (10)
10.9	Loan and Security Agreement dated as of October 23, 2008 by and among Silicon Valley Bank, RELM Wireless Corporation and RELM Communications, Inc. (12)
10.10	First Amendment to Loan and Security Agreement dated as of October 20, 2010 by and among Silicon Valley Bank, RELM Wireless Corporation and RELM Communications, Inc. (13)
14.1	Code of Ethics (5)
21	Subsidiary of Registrant (4)
23.1	Consent of BDO USA, LLP relating to RELM Wireless Corporation's Registration Statements on Form S-8 (Registration No. 333-112446, Registration No. 333-25795 and Registration No. 333-147354)*
24	Power of Attorney (included on signature page)
31.1	Certification Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
31.2	Certification Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished pursuant to Item 601(b)(32) of Regulation S-K)*
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished pursuant to Item 601(b)(32) of Regulation S-K)*

* Included with this filing

(1) Incorporated by reference from the Adage, Inc. (predecessor to RELM Wireless Corporation) Annual Report on Form 10-K for the year ended December 31, 1996.

(2) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

(3) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

(4) Incorporated by reference from the Company's Current Report on Form 8-K dated December 6, 2002.

(5) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

(6) Incorporated by reference to the Company's Registration Statement on Form S-3 (Registration No. 333-129113).

(7) Incorporated by reference to the Company's Registration Statement on Form S-8 (Registration No. 333-112446).

(8) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

(9) Incorporated by reference from the Company's Current Report on Form 8-K dated May 11, 2005.

(10) Incorporated by reference from the Company's Current Report on Form 8-K dated February 23, 2006.

(11) Incorporated by reference from the Company's definitive Proxy Statement dated April 5, 2007, relating to the 2007 annual stockholders' meeting.

(12) Incorporated by reference from the Company's Current Report on Form 8-K dated October 23, 2008.

(13) Incorporated by reference from the Company's Current Report on Form 8-K dated October 20, 2010.

Each management contract or compensation plan or arrangement required to be filed as an exhibit to this report pursuant to Item 15 is listed in exhibit 10.1, 10.2, 10.3, 10.4, 10.7 and 10.8.

(d) Consolidated Financial Statement Schedules:

All schedules have been omitted because they are inapplicable or not material, or the information called for thereby is included in the Consolidated Financial Statements and notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of West Melbourne, Florida on the 2nd day of March 2011.

RELM WIRELESS CORPORATION

By: /s/ DAVID P. STOREY
David P. Storey
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints David P. Storey and William P. Kelly and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report on Form 10-K, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ GEORGE N. BENJAMIN, III George N. Benjamin, III	Chairman of the Board	March 2, 2011
/s/ DAVID P. STOREY David P. Storey	President, Chief Executive Officer, and Director (Principal Executive Officer)	March 2, 2011
/s/ WILLIAM P. KELLY William P. Kelly	Executive Vice President – Finance and Chief Financial Officer (Principal Financial Officer and Accounting Officer)	March 2, 2011
/s/ DONALD F. U. GOEBERT Donald F. U. Goebert	Director	March 2, 2011
/s/ RANDOLPH K. PIECHOCKI Randolph K. Piechocki	Director	March 2, 2011
/s/ WARREN N. ROMINE Warren N. Romine	Director	March 2, 2011
/s/ TIMOTHY W. O'NEIL Timothy W. O'Neil	Director	March 2, 2011
/s/ JOHN WELLHAUSEN John Wellhausen	Director	March 2, 2011

[This page intentionally left blank]

EXHIBIT 31.1

**CERTIFICATION PURSUANT TO
SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002**

I, David P. Storey, Chief Executive Officer of RELM Wireless Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of RELM Wireless Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2011

/s/ David P. Storey
David P. Storey
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, William P. Kelly, Executive Vice President and Chief Financial Officer of RELM Wireless Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of RELM Wireless Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2011

/s/William P. Kelly
William P. Kelly
Executive Vice President and
Chief Financial Officer

EXHIBIT 32.1

RELM WIRELESS CORPORATION

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of RELM Wireless Corporation (the "Company") on Form 10-K for the year ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David P. Storey, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

RELM Wireless Corporation

/s/ David P. Storey
David P. Storey
President and Chief Executive Officer

Date: March 2, 2011

EXHIBIT 32.2

RELM WIRELESS CORPORATION

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of RELM Wireless Corporation (the "Company") on Form 10-K for the year ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William P. Kelly, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

RELM Wireless Corporation

/s/William P. Kelly
William P. Kelly
Executive Vice President and
Chief Financial Officer

Date: March 2, 2011

Directors and Executive Officers

David P. Storey

Director, President and Chief Executive Officer

William P. Kelly

Executive Vice President and Chief Financial Officer & Secretary

George N. Benjamin, III

Chairman of the Board; Director, Stonebridge Financial Corporation; Consultant and Partner in Trig Systems, LLC

Donald F. U. Goebert

Director, Stonebridge Financial Corporation

Randolph K. Piechocki

Director; President, Palco Telecom Service, Inc.

Timothy W. O'Neil

Director; Managing Director, The EON Group

Warren N. Romine

Director; director, Houlihan Lokey Howard & Zukin

John Wellhausen, C.P.A.

Director; President, Memphis Gamma Knife, LLC; Consultant

Stockholder Information

Corporate Offices

RELM Wireless Corporation
7100 Technology Drive
West Melbourne, FL 32904
Phone: (321) 984-1414

Common Stock

RELM Common Stock is traded on the NYSE Amex under the symbol "RWC".

Transfer Agent

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
Phone: (718) 921-8208

Independent Accountants

BDO USA, LLP
1111 Brickell Avenue, Suite 2801
Miami, FL 33131
Phone: (305) 381-8000

Legal Counsel

Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, FL 33131
Phone: (305) 579-0642


RELM
WIRELESS


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RELM
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RELM
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RELM Wireless Corporation
7100 Technology Drive
West Melbourne, FL 32904

Phone: 800-821-2900
Fax: 800-704-3177
E-mail: sales@relm.com
www.relm.com